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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
 For the month of May 2017

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
 (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
       Form 20-F    ☒        Form 40-F    ☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
       Yes    ☐                    No    ☒

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –             .

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

FINANCIAL INFORMATION

Management's Discussion and Analysis

       Since 1996, Fresenius Medical Care AG & Co. KGaA has prepared, and filed with the U.S. Securities and Exchange Commission ("SEC"), Consolidated Financial Statements in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") on Form 20-F. Since 2007, Fresenius Medical Care AG & Co. KGaA has also been required by German and European law to prepare Consolidated Financial Statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. As of January 1, 2017, our quarterly reports on 6-K and our Annual Report on 20-F will be filed solely in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and we have discontinued preparing U.S. GAAP financial information as of the end of 2016. At March 31, 2017, there were no IFRS or International Financial Reporting Interpretation Committee ("IFRIC") interpretations as endorsed by the European Union relevant for interim reporting that differed from IFRS as issued by the IASB. You should read the following discussion and analysis of our results of operations and our subsidiaries in conjunction with our unaudited Consolidated Financial Statements and related notes contained elsewhere in this report, the disclosures and discussions in our IFRS Consolidated Financial Statements for the year ended December 31, 2016 as well as historical financial data prepared in accordance with IFRS for the years 2012 through 2015. These documents are available on our website.

       In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to our North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality management, procurement and research and development. The term "Constant Currency" or at "Constant Exchange Rates" means that we have translated local currency revenue or operating income for the current reporting period into euro using the prior year exchange rates to ensure a comparable analysis without effect from exchange rate fluctuations on translation, as described below under "Financial Condition and Results of Operations – II. Discussion of Measures – Non – IFRS Measures – Constant Currency."

Forward-looking Statements

       This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "outlook," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially positively or negatively relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments

FRESENIUS MEDICAL CARE AG & Co. KGaA

described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

       These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results include, among others, the following:

  •
  changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis and other health care services, including potentially significant changes that could be enacted due to the announced intention of the Trump administration to repeal the Patient Protection and Affordable Care Act;

  •
  the outcome of government and internal investigations as well as litigation;

  •
  risks relating to compliance with current and future government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act, the Food, Drug and Cosmetic Act, the EU Medical Device Directive, the two invoice policy and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the more than 120 countries in which we supply health care services and/or products;

  •
  the influence of commercial insurers and managed care organizations, including efforts by these organizations to manage costs by limiting healthcare benefits, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums;

  •
  the impact of health care, tax and trade law reforms and regulation, including those proposed by the Trump administration in the U.S.;

  •
  product liability risks;

  •
  risks relating to our ability to continue to make acquisitions;

  •
  the impact of currency fluctuations;

  •
  potential impairment in the Latin America Segment due to the increase in the cost of capital for the value of those assets;

  •
  the United Kingdom initiation, on March 29, 2017, of its withdrawal from the European Union and its possible effects on the tax, tax treaty, currency, operational, legal and regulatory regimes to which our businesses in the region are subject, as well as the present uncertainty regarding these and related issues;

  •
  our ability to protect our information technology systems against cybersecurity attacks or prevent other data privacy or security breaches;

  •
  changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

  •
  introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

  •
  launch of new technology that competes with our medical equipment and device businesses;

  •
  changes in raw material and energy costs or the inability to procure raw materials;

  •
  collectability of our receivables, which depends primarily on the efficacy of our billing practices and the financial stability and liquidity of our governmental and commercial payors;

  •
  our ability to achieve cost savings in various health care risk management programs in which we participate or intend to participate; and

  •
  the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines.

FRESENIUS MEDICAL CARE AG & Co. KGaA

       Important factors that could contribute to such differences are noted in "Financial Condition and Results of Operations – I. Overview, legislation and growth – Overview" below, in Note 11 of the Notes to Consolidated Financial Statements (unaudited), "Commitments and Contingencies" included in this report, in Note 18 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies" included in our Annual Report on Form 20-F for the year ended December 31, 2016, and under "Risk Factors," "Business Overview," "Operating and Financial Review and Prospects," and elsewhere in that report.

       Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

       Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with our financial statements and the discussion under "Financial Condition and Results of Operations – III. Results of Operations financial position and net assets – Results of operations" below. As of January 1, 2017, we migrated to reporting in accordance with International Accounting Standards Board ("IASB") IFRS and discontinued preparing U.S. GAAP financial information. Please refer to our significant and critical accounting policies and estimates in Note 1 "The Company, Basis of Presentation and Significant Accounting Policies" and Note 2 "Discretionary Decisions and Sources of Estimation Uncertainties" in our Consolidated Financial Statements in accordance with IFRS, as adopted in the European Union, for the year ended December 31, 2016. Those Consolidated Financial Statements have not been filed with the SEC.

       Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures immaterially differing from their absolute values.

Financial Condition and Results of Operations

I.    Overview, legislation and growth

Overview

       We are the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. We provide dialysis care and related services to persons who suffer from end stage renal disease ("ESRD") as well as other health care services. We develop and manufacture a full range of health care products, which includes both dialysis and non-dialysis products. Our dialysis products include dialysis machines, systems and disposable products while our non-dialysis products include acute cardiopulmonary and apheresis products. We sell our health care products to customers in more than 120 countries and also use in our internal health care service operations. Our dialysis business is therefore vertically integrated. We describe certain of our other health care services as "Care Coordination." Care Coordination currently includes coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician nephrology and cardiology services, hospitalist and intensivist services, health plan services, ambulatory surgery center services and urgent care services, which, together with dialysis care and related services represent our health care services. We estimated the volume of the global dialysis market was approximately €68 billion in 2016. Due to the complexity and evolving nature of care coordination services, we are currently unable to estimate the global volume of this market. Dialysis patient growth results from factors such as the aging population and increased life

FRESENIUS MEDICAL CARE AG & Co. KGaA

expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available.

       As a global company delivering health care services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

       The majority of health care services we provide are paid for by governmental institutions. For the first three months ended March 31, 2017, approximately 35% of our consolidated revenue is attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by the Centers for Medicare & Medicaid Services ("CMS"). Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. To date, while we have generally experienced stable reimbursement globally, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in the U.S. in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration," (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 ("ATRA") as subsequently modified under the Protecting Access to Medicare Act of 2014 ("PAMA") and (iv) CMS's 2016 final rule on the Physician Fee Schedule with material decreases in reimbursement for certain procedures. Please see the broader discussion of these legislative developments below:

Significant Legislative Impacts on U.S. Reimbursement

  •
  Under the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under a single bundled payment rate which provides a fixed payment rate, ESRD PPS, to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD quality incentive program ("QIP") which provides that dialysis facilities that fail to achieve quality standards established by CMS could have payments reduced by up to 2 percent.

  •
  MIPPA also includes a provision for an annual adjustment to the ESRD PPS base rate based on changes in the costs of a "market basket" of certain healthcare items and services, less a productivity adjustment.

  •
  Additionally, as a result of the Budget Control Act of 2011 ("BCA") and subsequent activity in Congress, U.S. Sequestration ($1.2 trillion in across-the-board spending cuts in discretionary programs) took effect on March 1, 2013 and is expected to continue through mid-2024. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 and continues in force. Spending cuts pursuant to U.S. Sequestration have adversely affected and will continue to adversely affect our revenue, earnings and cash flows.

  •
  In 2014, as mandated by ATRA, CMS issued a final rule for the ESRD PPS, which phased in payment reductions to account for changes in utilization of certain drugs and biologicals that are included in the ESRD PPS, which were subsequently modified by PAMA. These reductions reduced

FRESENIUS MEDICAL CARE AG & Co. KGaA

    our market basket inflation adjustment by 1.25% in 2016, and will reduce our inflation adjustment by 1.25% in 2017, and 1% in 2018.

  •
  On November 15, 2016, CMS published a final rule that modifies certain payment policies, payment rates, and quality provisions in the Physician Fee Schedule for calendar year 2017. The final rule includes material decreases in the reimbursement rates for many of the procedures performed routinely by Fresenius Vascular Care. These reimbursement cuts may have a material adverse impact on our revenue, earnings and cash flows.

       There is presently considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. See "Risk Factors – We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results" which is included in our Annual Report on Form 20-F for the year ended December 31, 2016.

Significant Administrative Impacts on U.S. Reimbursement

       On November 6, 2015, CMS published a final rule to update payment policies and rates under the ESRD PPS for renal dialysis services furnished on or after January 1, 2016. In this final rule, CMS clarified that once any non-oral drug in a category previously considered "oral only" is approved by the FDA, such category of drugs will cease to be considered oral only. At such time, CMS will issue a change notice and a health care common procedure coding system code for the new injectable or intravenous drug and will include both the oral and any non-oral version of the drug in the ESRD PPS. However, for at least two years after the issuance of the change notice, CMS will pay for both oral and non-oral versions of the drug using a transition drug add-on payment adjustment, such as average sales price plus 6%, or some other mechanism set in accordance with Section 1847A of the Social Security Act. During this transition period, CMS will not pay outlier payments for these drugs, but will collect data reflecting utilization of both the oral and injectable or intravenous forms of the drugs, as well as payment patterns, in order to more accurately determine the appropriate payment rate to be included in the ESRD PPS for these drugs. At the end of this transition period, CMS will add payment for the oral and non-oral versions of the drug into the ESRD PPS through public rulemaking process similar to that used to set annual ESRD PPS rates.

       On February 7, 2017, Amgen Inc. announced that the U.S. Food and Drug Administration had approved Parsabiv™, an intravenous calcimimetric for the treatment of secondary hyperparathyroidism in adult patients with chronic kidney disease on dialysis. As such, CMS is expected to follow its regulatory process described above. If CMS fails to make appropriate adjustments to the reimbursement rate for Parsabiv™ and other calcimimetrics as outlined in the November 6, 2016 final rule, this development could have a material adverse effect on our business, results of operations and financial condition.

Premium Assistance Programs

       On August 18, 2016, CMS issued a request for information ("RFI") seeking public comment on concerns about providers' steering patients inappropriately to individual plans offered on the Patient Protection and Affordable Care Act individual health insurance market. We and other dialysis providers, commercial insurers and other industry participants responded to the RFI, and in that response, we reported that we do not engage in such steering. On January 3, 2017, we received a subpoena from the United States Attorney for the District of Massachusetts inquiring into our interactions and relationships with the American Kidney Fund ("AKF" or "the Fund"), including our charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. On December 14, 2016, CMS published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for

FRESENIUS MEDICAL CARE AG & Co. KGaA

End-Stage Renal Disease Facilities-Third Party Payment" that would amend the Conditions for Coverage for dialysis providers, like Fresenius Medical Care North America ("FMCNA"). The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the AKF and therefore, could have resulted in those patients losing their individual market health insurance coverage. The loss of individual market coverage for these patients would have a material and adverse impact on our operating results. On January 25, 2017, a federal district court in Texas, responding to litigation initiated by a patient advocacy group and dialysis providers including FMCNA, preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.). The preliminary injunction is based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The preliminary injunction will remain in place in the absence of a contrary ruling by the district or appellate courts. CMS has requested, and been granted by the court, until June 23, 2017 to determine its position with respect to the subject matter of the litigation. The operation of charitable assistance programs is also receiving increased attention by state regulators, including State Departments of Insurance. The result may be a regulatory framework that differs from state to state. Even in the absence of the IFR or similar administrative actions, insurers are expected to continue to take steps to thwart the premium assistance provided to our patients for individual market plans as well as other insurance coverages. This would also have a material adverse impact on our operating results.

Recent CMS ESRD PPS Payment Rates

       On November 4, 2016, CMS issued the final rule updating the ESRD PPS rate for 2017. We and other large dialysis organizations will experience a 0.7% increase in payments. The base rate per treatment is $231.55, 0.5% above the 2016 base rate of $230.39. The 2017 final rule reflects a net payment rate update of 0.55% (2.1% less a 1.25% PAMA reduction and 0.3% productivity adjustment), application of a wage index budget-neutrality adjustment factor of 0.999781 and application of a training budget-neutrality adjustment factor of 0.999737.

Reimbursement Expectation

       As a consequence of the pressure to decrease health care costs, government reimbursement rate increases in the U.S. have historically been limited and are expected to continue in this fashion. We have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. However, any significant decreases in Medicare or commercial reimbursement rates or patient access to commercial insurance plans could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected.

Participation in new Medicare payment arrangements

       Twenty-four of our dialysis organizations participate in CMS's Comprehensive ESRD Care Model (the "Model"), which involves ESRD Seamless Care Organizations, or "ESCOs." This Model seeks to deliver better health outcomes for ESRD patients while lowering Medicare's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. Our ESCOs also share in the risk of cost increases and are obligated to reimburse CMS for a share of any such

FRESENIUS MEDICAL CARE AG & Co. KGaA

increases if actual costs rise above set thresholds. For six of our ESCOs, the Model commenced on October 1, 2015, and for the other eighteen ESCOs, the Model commenced on January 1, 2017. The initial agreement period for all ESCOs participating in the Model lasts through 2018. As originally specified, CMS and an ESCO would then have the option of extending the ESCO's agreement for an additional two years based on the ESCO's performance. CMS relied on authority granted by ACA to implement this project. Congress is expected to continue to pursue efforts to repeal or revise the ACA, and the posture of CMS in the Trump administration toward projects of this sort may differ from that of the Obama administration. Such changes may affect the project's future prospects in ways which we cannot predict.

       The Bundled Payments for Care Improvement ("BPCI") initiative is a CMS three-year pilot initiative involving bundled payments for the individual services, including acute inpatient hospital services, physician services, and post-acute services, furnished to Medicare beneficiaries during a single episode of illness or course of treatment. Our majority-owned subsidiary, Sound Inpatient Physicians, Inc. ("Sound"), commenced participation under BPCI in April 2015 in several markets. Under the BPCI, Sound has the ability to receive additional payments from CMS if its physicians are able to deliver quality care at a cost that is lower than certain established benchmarks, but it also has the risk of incurring financial penalties if it is unsuccessful. Should Sound fail to perform as required under its BCPI agreement, CMS may terminate Sound's participation in the BPCI program, in whole or in part. This project was also implemented under ACA authority and is subject to the same caveats and uncertainties noted above.

       We have entered into various arrangements which involve taking risk for the complete care of certain ESRD patients in exchange for set payments. CMS approved our application to offer Medicare Advantage ESRD Chronic Special Needs Plans ("MA-CSNPs") in five states as of January 1, 2017. MA-CSNPs are Medicare Advantage health plans offered by private companies that contract with Medicare to provide patients with Medicare benefits. Enrollment in these plans is limited to special needs individuals with specific severe or disabling chronic conditions, such as ESRD. Our MA-CSNPs will provide services, including Care Coordination services, and receive capitated payments from Medicare for the complete care of enrolled ESRD patients.

       We have also entered into sub-capitation and other shared savings arrangements with certain Medicare Advantage plans under which we assume risk in providing care to the plans' ESRD patients (those patients that develop ESRD while they are plan members) while paid on a per patient per month basis. The 21st Century Cures Act, enacted December 13, 2016, removes the prohibition that previously barred individuals who already have ESRD from enrolling in a Medicare Advantage plan beginning 2021. We anticipate that this provision may present us with expanded business opportunities, but we cannot quantify its impact on our business at this time.

Company Structure

       Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how we manage our businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies. Our management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, our management believes that the most appropriate IFRS measures are revenue, operating income and operating income margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters' overhead charges, including accounting and finance, because we believe that these costs are also not within the control of the individual segments. Production

FRESENIUS MEDICAL CARE AG & Co. KGaA

of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. Our global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment according to IFRS 8. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as Corporate activities (See Note 13 of the Notes to Consolidated Financial Statements (unaudited) "Segment and Corporate Information" found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

II.   Discussion of Measures

Non-IFRS Measures

       Certain discussions and analyses set out in this report include measures which are not defined by IFRS. We believe this information, along with comparable IFRS measurements, is useful to our investors as it provides a basis for measuring our performance. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in compliance with IFRS. Wherever appropriate and practical, we provide reconciliations to relevant IFRS measures.

Constant Currency

       Changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items include the impact of changes in foreign currency exchange rates. We use the non-IFRS financial measure at Constant Exchange Rates or Constant Currency in our filings to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the Constant Currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. This resulting percentage is a non-IFRS measure referring to a change as a percentage at Constant Currency.

       We believe that the non-IFRS financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company's revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA or other items and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-IFRS revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items and changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net

FRESENIUS MEDICAL CARE AG & Co. KGaA

income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from IFRS measures next to the growth rate derived from non-IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Delivered EBIT

       As a result of the significance of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered EBIT"). Delivered EBIT approximates the operating income attributable to the shareholders of FMC-AG & Co. KGaA. As such, we believe that operating income, or EBIT, is the closest comparable

FRESENIUS MEDICAL CARE AG & Co. KGaA

IFRS measure. Below is a table showing the reconciliation of Operating Income to Delivered EBIT for each of our reporting segments:

Delivered EBIT Reconciliation
in € millions
	Three months ended March 31
	2017	2016
Total
Operating income (EBIT)	651	497
less noncontrolling interests	(69)	(62)

Delivered EBIT	582	435
North America
Operating income (EBIT)	526	402
less noncontrolling interests	(67)	(60)

Delivered EBIT	459	342
Dialysis
Operating income (EBIT)	527	391
less noncontrolling interests	(60)	(52)

Delivered EBIT	467	339
Care Coordination
Operating income (EBIT)	(1)	11
less noncontrolling interests	(7)	(8)

Delivered EBIT	(8)	3
EMEA
Operating income (EBIT)	114	118
less noncontrolling interests	0	(1)

Delivered EBIT	114	117
Asia-Pacific
Operating income (EBIT)	82	59
less noncontrolling interests	(2)	(1)

Delivered EBIT	80	58
Latin America
Operating income (EBIT)	14	10
less noncontrolling interests	0	0

Delivered EBIT	14	10

FRESENIUS MEDICAL CARE AG & Co. KGaA

EBITDA

       EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately €841 million, 18.5% of revenue for the three-month period ended March 31, 2017, and €662 million, 16.9% of revenue for the same period of 2016. EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2012 Credit Agreement, euro-denominated notes and the indentures relating to our senior notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable IFRS financial measure, is calculated as follows:

Reconciliation of EBITDA to net cash provided by (used in) operating activities in € millions
	For the three months ended March 31,
	2017	2016
Total EBITDA	841	662
Interest expense (net of interest income)	(92)	(96)
Income tax expense	(182)	(126)
Change in deferred taxes, net	(17)	(11)
Changes in operating assets and liabilities	(385)	(258)
Compensation expense related to share-based plans	15	5
Other items, net	(10)	(13)

Net cash provided by (used in) operating activities	170	163

Debt/EBITDA

       The ratio of debt to EBITDA is a key financial performance indicator used for overseeing the Company. To determine the total debt to EBITDA ratio, financial debt is compared to EBITDA for the last twelve months (adjusted for acquisitions with a purchase price above a $50 million threshold as defined in the Amended 2012 Credit Agreement and non-cash charges). We believe this ratio provides more reliable information regarding the extent to which we are able to meet our payment obligations than

FRESENIUS MEDICAL CARE AG & Co. KGaA

considering only the total amount of financial debt. The following table shows the reconciliation of debt to EBITDA ratio as of March 31, 2017 and December 31, 2016.

Reconciliation of Debt to EBITDA
in € millions, except where otherwise specified
	March 31, 2017	December 31, 2016
Debt	8,270	8,132
Cash	671	709

Net Debt	7,599	7,423
Operating Income(1)	2,558	2,398
Depreciation and amortization(1)	733	710
Non-cash charges	74	65

EBITDA(1)(2)	3,365	3,173

Debt/ EBITDA ratio	2.5	2.6

Net Debt/ EBITDA ratio(1)	2.3	2.3

(1) Including adjustments for acquisitions made within the reporting period with a purchase price above a $50 M threshold as defined in the Amended 2012 Credit Agreement.

(2) Last 12 months.

Return on Invested Capital ("ROIC")

       ROIC is the ratio of operating income, for the last twelve months, after tax ("Net Operating Profit After Tax" or "NOPAT") to average invested capital of the last five balance sheet dates and expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to a specific investment project which is presented in the table below. Additionally, the table below presents a

FRESENIUS MEDICAL CARE AG & Co. KGaA

reconciliation of invested capital to the IFRS measure total assets, which we believe to be the most directly comparable IFRS financial measure.

Reconciliation of Average Invested Capital and ROIC
in € millions, except where otherwise specified

2017	March 31, 2017	December 31, 2016(2)	September 30, 2016(2)	June 30, 2016(2)	March 31, 2016(2)
Total assets	25,780	25,604	24,165	24,198	23,357
Plus: Cumulative goodwill amortization	438	444	422	424	413
Minus: Cash and cash equivalents	(671)	(709)	(566)	(653)	(466)
Minus: Loans to related parties	(199)	(199)	(150)	(158)	(203)
Minus: Deferred tax assets	(310)	(291)	(263)	(249)	(246)
Minus: Accounts payable	(496)	(575)	(473)	(518)	(496)
Minus: Accounts payable to related parties	(271)	(264)	(233)	(198)	(209)
Minus: Provisions and other current liabilities(1)	(2,782)	(2,858)	(2,571)	(2,581)	(2,340)
Minus: Income tax payable	(276)	(242)	(228)	(228)	(245)

Invested capital	21,213	20,910	20,103	20,037	19,565

Average invested capital as of March 31, 2017	20,366
Operating income(2)(3)	2,558
Income tax expense(3)(4)	(944)

NOPAT(3)	1,614

ROIC in %	7.9%

2016	December 31, 2016	September 30, 2016(2)	June 30, 2016(2)	March 31, 2016(2)	December 31, 2015(2)
Total assets	25,504	24,074	24,108	23,262	23,680
Plus: Cumulative goodwill amortization	444	422	424	413	431
Minus: Cash and cash equivalents	(709)	(566)	(653)	(466)	(516)
Minus: Loans to related parties	(199)	(144)	(152)	(197)	(182)
Minus: Deferred tax assets	(291)	(262)	(248)	(245)	(261)
Minus: Accounts payable	(576)	(473)	(518)	(495)	(585)
Minus: Accounts payable to related parties	(264)	(231)	(196)	(208)	(141)
Minus: Provisions and other current liabilities(1)	(2,857)	(2,573)	(2,583)	(2,341)	(2,470)
Minus: Income tax payable	(242)	(228)	(228)	(245)	(216)

Invested capital	20,810	20,019	19,954	19,478	19,740

Average invested capital as of December 31, 2016	20,000
Operating income(2),(3)	2,398
Income tax expense(3),(4)	(840)

NOPAT(3)	1,558

ROIC in %	7.8%

(1) Including non-current provisions and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.

(2) Including adjustments for acquisitions made within the reporting period with a purchase price above a $50 M threshold as defined in the Amended 2012 Credit Agreement.

(3) Last 12 months.

(4) Adjusted for noncontrolling partnership interests.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Cash flow measures

       Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements, it provides information that helps us evaluate the changes in our net assets and our financial structure (including our liquidity and solvency). The net cash provided by (used in) operating activities is used to assess whether our business can generate the cash required to make replacement and expansion investments. Net cash provided by (used in) operating activities is impacted by the profitability of our business and development of working capital, principally receivables. The financial key performance indicator of net cash provided by (used in) operating activities in percentage of revenue shows the percentage of our revenue that is available in terms of financial resources.

       Free cash flow is the cash flow provided by (used in) operating activities after capital expenditures for property, plant and equipment but before acquisitions and investments. The key performance indicator used by management is free cash flow in percentage of revenue. This represents the percentage of revenue that is available for acquisitions, dividends to shareholders, or the reduction of debt financing.

       The following table shows the significant cash flow key performance indicators for the three months ended March 31, 2017 and 2016 and reconciles free cash flow and free cash flow as a % of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities as a % of revenue, respectively:

Cash Flow Measures
in € millions, except where otherwise specified
	For the three months ended March 31,
	2017	2016
Revenue	4,548	3,916

Net cash provided by (used in) operating activities	170	163
Capital expenditures	(197)	(227)
Proceeds from sale of property, plant and equipment	2	4

Capital expenditures, net	(195)	(223)

Free cash flow	(25)	(60)
Net cash provided by (used in) operating activities as a % of revenue	4%	4%
Free cash flow as a % of revenue	(1% )	(2% )

Business Metrics for Care Coordination

       The measures for our North America Segment discussed below include current and future programs that we will be participating in and will be reflected in the discussion of our business within the North America Segment. Currently, sub-capitation, BPCI, ESCO programs, MA-CSNPs and other shared savings programs are included within the Member Months and Medical Cost Under Management calculations below. In the future, there may be other programs that could be included in the following metrics. These metrics may be developed further in future periods. Note that due to the timing required by CMS to review the BPCI and ESCO program data that we provide, estimates have been used in order to report these metrics in a timely manner.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Member Months Under Medical Cost Management

       Member months under medical cost management is calculated by multiplying the number of members who are included in value-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs ("Member Months"). In the aforementioned programs, we are assuming the risk of generating savings. The financial results will be recorded in earnings as our performance is determined. The membership offerings within Care Coordination are sub-capitation arrangements, MA-CSNPs, ESCO and BPCI programs as well as other shared savings programs. An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical Cost Under Management

       Medical cost under management represent the management of medical costs associated with our patient membership in value-based programs. For ESCO, BPCI and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical cost per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care Coordination Patient Encounters

       Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities and, we believe, is an indicator of the revenue generated. Specifically, Care Coordination patient encounters is the sum of all encounters and procedures completed during the period by Sound, MedSpring Urgent Care, Fresenius Vascular Care, and National Cardiovascular Partners as well as patients in our Fresenius Medical Care Rx Bone Mineral Metabolism ("Rx BMM") program.

III. Results of operations, financial position and net assets

       The following sections summarize our results of operations, financial position and net assets as well as key performance indicators by reporting segment and Corporate for the periods indicated. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Results of operations

Segment data (including Corporate)
in € millions
	For the three months ended March 31,
	2017	2016
Total revenue
North America	3,375	2,862
EMEA	614	572
Asia-Pacific	378	340
Latin America	177	139
Corporate	4	3

Total	4,548	3,916

Operating income
North America	526	402
EMEA	114	118
Asia-Pacific	82	59
Latin America	14	10
Corporate	(85)	(92)

Total	651	497

Interest income	29	10
Interest expense	(121)	(106)
Income tax expense	(182)	(126)

Net Income	377	275
Less: Net Income attributable to noncontrolling interests	(69)	(62)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	308	213

       The first quarter of 2017 as compared to 2016 was impacted by the development of the euro against the U.S. dollar as approximately 74% of revenue and 81% of operating income were generated in U.S. dollars. In addition, revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Three months ended March 31, 2017 compared to three months ended March 31, 2016

Consolidated Financials

Key Indicators for Consolidated Financial Statements
in € millions, except where otherwise specified
	For the three months ended March 31		Change in %
			As reported	Constant Currency(1)
	2017	2016
Revenue	4,548	3,916	16%	12%
Health Care Services	3,769	3,199	18%	14%
Health Care Products	779	717	8%	6%
Number of dialysis treatments	11,744,442	11,273,342	4%
Same market treatment growth in %	3.0%	4.0%
Gross profit as a % of revenue	35.0%	33.1%
Selling, general and administrative costs as a % of revenue	20.3%	19.9%
Operating income	651	497	31%	28%
Operating income margin in %	14.3%	12.7%
Delivered EBIT(2)	582	435	34%	31%
Net income attributable to shareholders of FMC-AG & Co. KGaA	308	213	45%	41%
Basic earnings per share	1.01	0.70	44%	41%

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non – IFRS Measures – Constant Currency" above.

(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non – IFRS Measures – Delivered EBIT" above.

       Health care services revenue increased by 18%. Foreign currency translation effects represented 4% of the increase. At Constant Exchange Rates, health care services revenue increased by 14% driven by increases in organic revenue per treatment (6%), growth in same market treatments (3%), an increase due to the revenue recognized from the agreement with the United States Departments of Veterans Affairs and Justice for reimbursement of services performed during the period of January 2009 through February 15, 2011 ("VA Agreement") of approximately €100 million (3%) and contributions from acquisitions (3%), partially offset by a decrease in dialysis days (1%).

       Dialysis treatments increased by 4% as a result of growth in same market treatments (3%) and contributions from acquisitions (3%), partially offset by a decrease in dialysis days (1%) and the effect of closed or sold clinics (1%).

       At March 31, 2017, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,654 dialysis clinics compared to 3,432 dialysis clinics at March 31, 2016. During the three months ended March 31, 2017, we acquired 20 dialysis clinics, opened 19 dialysis clinics and combined or closed 9 clinics. The number of patients treated in dialysis clinics that we own, operate or manage (excluding patients of dialysis clinics managed but not consolidated in the U.S.) increased by 6% to 310,473 at March 31, 2017 from 294,043 at March 31, 2016.

       Health care product revenue increased by 8%. Foreign currency translation effects represented 2% of the increase. At Constant Exchange Rates, health care product revenue increased by 6%. Dialysis product revenue increased by 8%. Foreign currency translation effects represented 3% of the increase. At Constant Exchange Rates, dialysis product revenue increased by 5% due to by higher sales of dialyzers, machines, renal pharmaceuticals and products for acute care treatments. Non-dialysis product revenue increased by

FRESENIUS MEDICAL CARE AG & Co. KGaA

63% with no foreign currency translation effects. The increase of 63% was due to by acquisition driven sales of acute cardiopulmonary products.

       The increase period over period in the gross profit margin was 1.9 percentage points including a negative foreign currency translation effect of 0.1 percentage points in the current period. The increase primarily reflects an increase in the North America Segment. The gross profit margin increase in the North America Segment was mainly due to the VA Agreement, higher revenue from commercial payors, a favorable impact due to earnings recognized from the BPCI initiative related to hospitalist and intensivist services, and lower costs for health care supplies, partially offset by higher personnel expense, higher cost in our pharmacy services business and the impact from lower revenue for vascular services.

       The increase period over period in the selling, general and administrative ("SG&A") expenses as a percentage of revenue was 0.4 percentage points. There was no effect from foreign currency translation in the current period. The increase was primarily driven by an increase in the North America Segment, partially offset by smaller negative effects attributable to the Asia-Pacific Segment, varying margins across our four reporting segments as well as effects from Corporate. The increase in the North America Segment was mainly driven by higher bad debt expense and higher personnel expense, partially offset by the impact from higher revenue resulting from VA Agreement and reimbursement from commercial payors. The decrease in the Asia-Pacific Segment was largely driven by the prior year impact from costs associated with changes in the Management Board and favorable foreign currency transaction effects. The decrease at Corporate was due to lower legal and consulting costs related to compliance investigations we are conducting (for further information, see Note 11 of the Notes to the Consolidated Financial Statements (unaudited), "Commitments and Contingencies," included in this report).

       Research and development expenses decreased by 7% to €32 million from €34 million. The decrease period over period as a percentage of revenue was 0.2 percentage points, largely driven by capitalized development costs.

       Income from equity method investees decreased by 12% to €15 million from €17 million. The decrease is primarily driven by lower income from Vifor Fresenius Medical Care Renal Pharma Ltd., an entity in which we have ownership of 45%, due to increased product development and launch preparation costs.

       The increase period over period in the operating income margin was 1.6 percentage points including a negative foreign currency translation effect of 0.1 percentage points in the current period. The increase was largely driven by increased gross profit margin and decreased research and development expenses, as a percentage of revenue, partially offset by an increase in SG&A, as a percentage of revenue, and a decrease in income from equity method investees, as discussed above. Excluding the VA Agreement impact of approximately €99 million, the operating income margin decreased 0.3 percentage points to 12.4% from 12.7%, including a negative foreign currency translation effect of 0.1 percentage points.

       Delivered EBIT increased by 34%. Foreign currency translation effects represented 3% of the increase. At Constant Exchange Rates, delivered EBIT increased by 31% largely as a result of increased operating income.

       Interest expense increased by 15% to €121 million from €106 million. Foreign currency translation effects represented 2% of the increase. At Constant Exchange Rates, the increase of 13% was due to the valuation of the embedded derivative related to the equity – neutral convertible bonds ("Convertible Bonds") issued in September 2014 and the related call option on our shares as well as higher average debt levels, partially offset by the replacement of interest bearing Euro-denominated Senior Notes repaid in 2016 by debt instruments at lower interest rates.

FRESENIUS MEDICAL CARE AG & Co. KGaA

       Interest income increased by 185% to €29 million from €10 million. Foreign currency translation effects represented a 2% reduction of the increase. At Constant Exchange Rates, the increase of 187% was mainly due to the valuation of the derivative embedded in the Convertible Bonds and the related call option on our shares.

       Income tax expense increased by 44% to €182 million from €126 million. The effective tax rate increased to 32.5% from 31.4% for the same period of 2016 mainly driven by a lower portion of tax-free income attributable to noncontrolling interests compared to income before taxes as well as higher tax expense related to the VA Agreement, approximately €38 million, as the tax rate in the U.S is higher than the average tax rate outside of the U.S., partially offset by lower taxes for prior years. Excluding the impact from the VA Agreement, the effective tax rate decreased slightly to 31.3% from 31.4% largely driven by lower taxes for prior years, partially offset by a lower portion of tax-free income attributable to noncontrolling interests compared to income before taxes.

       Net income attributable to noncontrolling interests increased by 10% to €69 million from €62 million. Foreign currency translation effects represented 3% of the increase. At Constant Exchange Rates, the increase of 7% was primarily driven by the portion of the VA Agreement reimbursement attributable to clinics in which we have ownership of less than 100%, approximately €2 million, as well as the creation of new clinics in the North America Segment in which we have ownership of less than 100%, partially offset by decreased noncontrolling interest expense related to Care Coordination.

       Net income attributable to shareholders of FMC-AG & Co. KGaA increased by 45% to €308 million from €213 million. Foreign currency translation effects represented 4% of the increase. At Constant Exchange Rates, the increase of 41% was driven by the combined effects of the items discussed above. Excluding the impact of the VA Agreement of approximately €59 million, after tax, the net income attributable to shareholders of FMC-AG & Co. KGaA increased by 17%. Foreign currency translation effects represented 3% of the increase. At Constant Exchange Rates, the increase in net income attributable to shareholders of FMC-AG & Co. KGaA, excluding the VA Agreement, was 14%.

       Basic earnings per share increased by 44%. Foreign currency translation effects represented 3% of the increase. At Constant Exchange Rates, the increase of 41% was primarily due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA described above. The average weighted number of shares outstanding for the period was approximately 306.2 million in 2017 (305.3 million in 2016).

       We employed 110,530 people (full-time equivalents) as of March 31, 2017 compared to 104,687 as of March 31, 2016, an increase of 6%, primarily due to organic growth in our business and acquisitions.

       The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

North America Segment

Key Indicators and Business Metrics for North America Segment
in € millions, except where otherwise specified
	For the three months ended March 31		Change in %
			As Reported		Constant Currency(1)
	2017	2016
Total North America Segment
Revenue	3,375	2,862	18%		14%
Health Care Services	3,165	2,671	19%		15%
Health Care Products	210	191	9%		6%
Operating income	526	402	31%		27%
Operating income margin in %	15.6%	14.0%
Delivered EBIT(2)	459	342	35%		30%
Dialysis
Revenue	2,684	2,363	14%		10%
Number of Dialysis treatments	7,246,232	7,053,114	3%
Same market treatment growth in %	2.6%	4.0%
Operating income	527	391	35%		30%
Operating income margin in %	19.6%	16.5%
Delivered EBIT(2)	467	339	38%		34%
Care Coordination
Revenue	691	499	39%		34%
Operating income	(1)	11	(108%	)	(107%	)
Operating income margin in %	(0.1% )	2.2%
Delivered EBIT(2)	(8)	3	(343%	)	(335%	)
Member Months Under Medical Cost Management(3)(4)	155,622	93,375	67%
Medical Cost Under Management(3)(4)	1,064	599	78%		72%
Care Coordination Patient Encounters(3)(4)	1,608,179	1,307,076	23%

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non – IFRS Measures – Constant Currency" above.

(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non – IFRS Measures – Delivered EBIT" above.

(3) For further information on these metrics, please refer to the discussion above of our Care Coordination measures under "Business Metrics for Care Coordination."

(4) The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Dialysis

Revenue

       Dialysis care revenue increased by 14% to €2,474 million from €2,172 million. Foreign currency translation effects represented 4% of the increase. At Constant Exchange Rates, dialysis care revenue increased by 10% mainly due to an increase related to the VA Agreement, approximately €100 million, (4%), same market treatment growth (3%), increases in organic revenue per treatment (3%) and contributions from acquisitions (1%), partially offset by a decrease in dialysis days (1%).

       Dialysis treatments increased by 3% primarily due to same market treatment growth (3%) and contributions from acquisitions (1%), partially offset by a decrease in dialysis days (1%). At March 31, 2017, 190,480 patients (4% increase from March 31, 2016) were being treated in the 2,323 dialysis clinics that we own or operate in the North America Segment, compared to 182,808 patients treated in 2,224 dialysis clinics at March 31, 2016.

       In the U.S., the average revenue per treatment, excluding the VA Agreement of approximately $15 per treatment, increased to $356 (€323 at Constant Exchange Rates) from $348 (€315). The increase was mainly attributable a favorable impact from commercial payors.

       Cost per treatment in the U.S. increased to $290 (€263 at Constant Exchange Rates) from $281 (€255). This increase was largely driven by higher personnel expense, increased bad debt expense and an increase in depreciation expense due to facility improvements as well as various other costs such as housekeeping, legal and property, partially offset lower cost for health care supplies.

       Dialysis product revenue increased by 9%. Foreign currency translation effects represented 3% of the increase. At Constant Exchange Rates, dialysis product revenue increased by 6% driven by higher sales of machines, peritoneal dialysis products, hemodialysis solutions and concentrates, renal pharmaceuticals and dialyzers.

Operating Income

       The increase period over period in the dialysis operating income margin was 3.1 percentage points including a negative foreign currency translation effect of 0.1 percentage points in the current period. The increase was largely driven by the VA Agreement, approximately €99 million, higher revenue from commercial payors and lower costs for health care supplies, partially offset by higher personnel expense. Excluding the VA Agreement, the dialysis operating income margin remained stable at 16.5% as compared to the prior period.

Delivered EBIT

       Dialysis delivered EBIT increased by 38%. Foreign currency translation effects represented 4% of the increase. At Constant Exchange Rates, dialysis delivered EBIT increased by 34% mainly as the result of increased operating income, partially offset by increased noncontrolling interests driven by the portion of the VA Agreement reimbursement attributable to clinics in which we have ownership of less than 100%, approximately €2 million, as well as the creation of new clinics in in the North America Segment which we have ownership of less than 100%.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Care Coordination

Revenue

       Care Coordination revenue increased by 39%. Foreign currency translation effects represented 5% of the increase. At Constant Exchange Rates, Care Coordination revenue increased by 34% driven by increases in organic revenue growth (27%) and contributions from acquisitions (7%).

Operating Income

       The decrease period over period in the Care Coordination operating income margin was 2.3 percentage points. There was virtually no effect from foreign currency translation in the current period. The decrease was mainly driven by higher bad debt expense, the impact from lower revenue for vascular services, and increased costs for pharmacy services, partially offset by earnings recognized from the BPCI initiative related to hospitalist and intensivist services.

Delivered EBIT

       Care Coordination delivered EBIT decreased by 343%. Foreign currency translation effects represented 8% of the decrease. At Constant Exchange Rates, Care Coordination delivered EBIT decreased by 335% mainly as the result of decreased operating income partially offset by decreased noncontrolling interest effects.

Care Coordination Business metrics

       The increase in member months under medical cost management was primarily attributable to an increase in our participation in ESCO programs from 6 to 24 dialysis organizations in 2017 as well as the contribution from shared savings programs due to two new program partnerships. See note 4 to the table "Key Indicators and Business Metrics for North America Segment," above.

       Care Coordination's medical cost under management increased by 78%. Foreign currency translation effects represented 6% of the increase. At Constant Exchange Rates, Care Coordination's medical cost under management increased by 72% primarily attributable to an increase in our participation in ESCO programs from 6 to 24 dialysis organizations in 2017 as well as the contribution from shared savings programs due to two new program partnerships. See note 4 to the table "Key Indicators and Business Metrics for North America Segment," above.

       The increase in patient encounters was primarily driven by increased encounters for hospitalist and intensivist services. See note 4 to the table "Key Indicators and Business Metrics for North America Segment," above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

EMEA Segment

Key Indicators for EMEA Segment
in € millions, except where otherwise specified
	For the three months ended March 31		Change in %
			As Reported		Constant Currency(1)
	2017	2016
Revenue	614	572	7%		6%
Health Care Services	303	273	11%		9%
Health Care Products	311	299	4%		4%
Number of dialysis treatments	2,271,334	2,095,610	8%
Same market treatment growth in %	3.9%	3.8%
Operating income	114	118	(3%	)	(2%	)
Operating income margin in %	18.7%	20.6%
Delivered EBIT(2)	114	117	(3%	)	(2%	)

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non – IFRS Measures – Constant Currency" above.

(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non – IFRS Measures – Delivered EBIT" above.

Revenue

       Health care service revenue increased by 11%. Foreign currency translation effects represented 2% of the increase. At Constant Exchange Rates, health care service revenue increased by 9% as a result of contributions from acquisitions (8%) and same market treatment growth (4%), partially offset by a decrease in dialysis days (1%), the effect of closed or sold clinics (1%) and decreases in organic revenue growth per treatment (1%).

       Dialysis treatments increased by 8% mainly due to contributions from acquisitions (6%) and same market treatment growth (4%), partially offset by the effect of closed or sold clinics (1%) and a decrease in dialysis days (1%). As of March 31, 2017, we had 60,168 patients (9% increase from March 31, 2016) being treated at the 722 dialysis clinics that we own, operate or manage in the EMEA Segment compared to 55,197 patients treated at 658 clinics at March 31, 2016.

       Health care product revenue increased by 4%. Dialysis product revenue increased by 1%. There was no impact resulting from foreign exchange currency translation on either health care product revenue or dialysis product revenue. The increase in dialysis product revenue was due to higher sales of dialyzers, partially offset by lower sales of hemodialysis solutions and concentrates. Non-Dialysis product revenue increased by 62% with no effect from foreign currency translation effects. The increase was due to acquisition driven sales of acute cardiopulmonary products.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Operating Income

       The decrease period over period in the operating income margin was 1.9 percentage points including a negative foreign currency translation effect of 0.3 percentage points in the current period. The decrease was mainly due to an unfavorable impact from acquisitions, higher overhead largely due to compliance expenses, the impact from one less dialysis day, lower income from equity method investees and higher IT project costs, partially offset by a favorable impact from manufacturing as well as favorable foreign currency transaction effects.

Delivered EBIT

       Delivered EBIT decreased by 3%. Foreign currency translation effects represented 1% of the decrease. At Constant Exchange Rates, delivered EBIT decreased by 2% due to decreased operating income.

Asia-Pacific Segment

Key Indicators for Asia-Pacific Segment
in € millions, except where otherwise specified
	For the three months ended March 31		Change in %
			As Reported	Constant Currency(1)
	2017	2016
Revenue	378	340	11%	7%
Health Care Services	169	153	11%	5%
Health Care Products	209	187	11%	8%
Number of dialysis treatments	1,042,046	970,296	7%
Same market treatment growth in %	3.8%	6.7%
Operating income	82	59	38%	35%
Operating income margin in %	21.7%	17.5%
Delivered EBIT(2)	80	58	38%	35%

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non – IFRS Measures – Constant Currency" above.

(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non – IFRS Measures – Delivered EBIT" above.

Revenue

       Health care service revenue increased by 11%. Foreign currency translation effects represented 6% of the increase. At Constant Exchange Rates, health care service revenue increased by 5% as a result of same market treatment growth (4%) and contributions from acquisitions (1%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

       Dialysis treatments increased by 7% mainly due to contributions from acquisitions (5%) and same market treatment growth (4%), partially offset by the effect of closed or sold clinics (2%). As of March 31, 2017, we had 29,639 patients (11% increase from March 31, 2016) being treated at the 377 dialysis clinics that we own, operate or manage in the Asia-Pacific Segment compared to 26,713 patients treated at 323 clinics at March 31, 2016.

       Health care product revenue increased by 11%. Foreign currency translation effects represented 3% of the increase. At Constant Exchange Rates, health care product revenue increased by 8% as a result of increased sales of dialyzers, machines, and products for acute care treatments.

Operating Income

       The increase period over period in the operating income margin was 4.2 percentage points including a negative foreign currency translation effect of 0.3 percentage points in the current period. The increase was largely due to a favorable impact from business growth mainly in China, the prior year impact from costs associated with changes in the Management Board and a positive impact from manufacturing.

Delivered EBIT

       Delivered EBIT increased by 38%. Foreign currency translation effects represented 3% of the increase. At Constant Exchange Rates, delivered EBIT increased by 35% due to increased operating income with virtually no change in noncontrolling interests.

Latin America Segment

Key Indicators for Latin America Segment
in € millions, except where otherwise specified
	For the three months ended March 31		Change in %
			As Reported	Constant Currency(1)
	2017	2016
Revenue	177	139	28%	17%
Health Care Services	132	102	29%	22%
Health Care Products	45	37	23%	6%
Number of dialysis treatments	1,184,830	1,154,322	3%
Same market treatment growth in %	2.5%	2.2%
Operating income	14	10	47%	43%
Operating income margin in %	8.1%	7.0%
Delivered EBIT(2)	14	10	47%	43%

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non – IFRS Measures – Constant Currency" above.

(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see " – II. Discussion of Measures – Non – IFRS Measures – Delivered EBIT" above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Revenue

       Health care service revenue increased by 29%. Foreign currency translation effects represented 7% of the increase. At Constant Exchange Rates, health care service revenue increased by 22% as a result of increases in organic revenue per treatment (18%), contributions from acquisitions (4%) and same market treatment growth (2%), partially offset by the effect of closed or sold clinics (1%) and a decrease in dialysis days (1%).

       Dialysis treatments increased by 3% mainly due to contributions from acquisitions (4%) and same market treatment growth (2%), partially offset by the effect of closed or sold clinics (2%) and a decrease in dialysis days (1%). As of March 31, 2017, we had 30,186 patients (an 3% increase from March 31, 2016) being treated at the 232 dialysis clinics that we own, operate or manage in the Latin America Segment compared to 29,325 patients treated at 227 clinics at March 31, 2016.

       Health care product revenue increased by 23%. Foreign currency translation effects represented 17% of the increase. At Constant Exchange Rates, health care product revenue increased by 6% primarily driven by higher sales of machines.

Operating Income

       The increase period over period in the operating income margin was 1.1 percentage points including a negative foreign currency translation effect of 0.5 percentage points in the current period. The increase was mainly due to reimbursement increases in the region, partially offset by increased treatment costs, higher overhead costs, increased inflation related costs and higher bad debt expense.

Delivered EBIT

       Delivered EBIT increased by 47%. Foreign currency translation effects represented 4% of the increase. At Constant Exchange Rates, delivered EBIT increased by 43% due to increased operating income with virtually no change in noncontrolling interests.

Financial Position

Sources of Liquidity

       Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt from third parties and related parties, as well as proceeds from the issuance of long-term debt and equity securities. We require this capital primarily to finance working capital needs, fund acquisitions and clinics in which we have ownership of less than 100%, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares (see "Net Cash Provided By (Used In) Investing Activities" and "Net Cash Provided By (Used In) Financing Activities" below).

       In our long-term financial planning, we focus primarily on the leverage ratio, defined as debt/EBITDA ratio, a non-IFRS measure, see "– II. Discussion of Measures – Non – IFRS Measures – Debt/EBITDA"

FRESENIUS MEDICAL CARE AG & Co. KGaA

above. At March 31, 2017 and December 31, 2016, the debt/EBITDA ratio was 2.5 and 2.6, respectively. At both March 31, 2017 and December 31, 2016, the net debt/EBITDA ratio, was 2.3.

       At March 31, 2017, we had cash and cash equivalents of €671 million compared to €709 at December 31, 2016.

       Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) amounted to €(25) million and €(60) million at March 31, 2017 and March 31, 2016, respectively. Free cash flow is a non-IFRS measure and can be seen reconciled to the closest approximate IFRS measure in "– II. Discussion of Measures – Non – IFRS Measures – Cash flow measures" above. Free cash flow in percent of revenue was –1% and –2% for three months 2017 and 2016, respectively.

Net Cash Provided By (Used In) Operating Activities

       In the first three months of 2017 and 2016, we generated net cash provided by operating activities of €170 million and €163 million, respectively. Net cash provided by operating activities in percent of revenue remained stable at 4% for the first three months of 2017 as compared to the same period in 2016. Cash provided by operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The increase in net cash provided by operating activities was largely driven by the payment from the United States Departments of Veterans Affairs and Justice for reimbursement, offset by seasonality in invoicing.

       The profitability of our business depends significantly on reimbursement rates. Approximately 83% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the three months ended March 31, 2017, approximately 35% of our consolidated revenue was attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See "Overview, Legislation and Growth," above.

       We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, issuances under the Commercial Paper Program (See Note 7 of the Notes to the Consolidated Financial Statements (unaudited), "Short-Term Debt and Short-Term Debt from Related Parties," included in this report) as well as the issuance of debt securities. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes. We aim to preserve financial resources with a minimum €500 million of committed and unutilized credit facilities.

       Cash provided by operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 73 at March 31, 2017, an increase as compared to 70 at December 31, 2016.

FRESENIUS MEDICAL CARE AG & Co. KGaA

       DSO by segment is calculated by dividing the segment's accounts receivable, as converted to euro using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, as converted to euro using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to significant acquisitions made during the periods presented. The development of DSO by reporting segment is shown in the table below:

DSO by Reporting Segment
	March 31, 2017	December 31, 2016
North America days sales outstanding	60	54
EMEA days sales outstanding	102	101
Asia-Pacific days sales outstanding	97	105
Latin America days sales outstanding	134	143
FMC-AG & Co. KGaA average days sales outstanding	73	70

       The DSO increase in the North America Segment is largely due to seasonality in invoicing, partially offset by the impact of the VA Agreement. The DSO increase in the EMEA Segment was due to payment fluctuations in the region. The Asia-Pacific Segment's DSO decrease reflects an improvement of payment collections in China. The Latin America Segment's DSO decrease reflects collections from public health care organizations in certain countries.

       Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

Net Cash Provided By (Used In) Investing Activities

       We used net cash of €355 million and €306 million in investing activities in the three months ended March 31, 2017 and 2016, respectively.

       Capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment were €195 million and €223 million in the first three months of 2017 and 2016, respectively. In the first three months of 2017, capital expenditures were €117 million in the North America Segment, €40 million at Corporate, €26 million for the EMEA Segment, €6 million for the Asia-Pacific Segment and €6 million for the Latin America Segment. Capital expenditures in the first three months of 2016 were €139 million in the North America Segment, €48 million at Corporate, €25 million for the EMEA Segment, €7 million for the Asia-Pacific Segment and €4 million for the Latin America Segment. The majority of our capital expenditures were used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities (primarily in the North America Segment, France and Germany) and capitalization of machines provided to our customers and for Care Coordination. Additionally, for the first three months of 2017, capitalized development costs of €4 million were recognized at Corporate. Capital expenditures were approximately 4% of total revenue in the first three months of 2017 as compared to 6% for the same period in 2016.

       In addition to the capital expenditures discussed above, we invested approximately €160 million cash in the first three months of 2017, virtually all in the North America Segment. The investment in the North America Segment was mainly driven by acquisitions of dialysis clinics. In the first three months of 2016, we invested in the dialysis business approximately €83 million cash, virtually all in the North America Segment. The investment in the North America Segment was mainly driven by acquisitions in our

FRESENIUS MEDICAL CARE AG & Co. KGaA

hospitalist and intensivists business, acquisitions of dialysis clinics, available for sale financial assets, and a loan provided to an equity method investee.

       We anticipate capital expenditures of €1.1 to €1.2 billion and expect to make acquisitions of approximately €0.75 billion in 2017. See "Outlook" below.

Net Cash Provided By (Used In) Financing Activities

       Net cash provided by financing activities was €146 million in the first three months of 2017 compared to net cash provided by financing activities of €104 million in the first three months of 2016.

       In the first three months of 2017, cash was mainly provided by proceeds from short-term debt and short-term debt from related parties, partially offset by distributions to noncontrolling interests as well as repayments of long-term debt and capital lease obligations. In the first three months of 2016, cash was mainly provided by proceeds from short-term debt and short-term debt from related parties, partially offset by distributions to noncontrolling interests, repayments of short-term debt and long-term debt and capital lease obligations as well as a reduction in the Accounts Receivable Facility.

Balance Sheet Structure

       Total assets as of March 31, 2017 increased to €25.8 billion from €25.5 billion as compared to December 31, 2016. Current assets as a percent of total assets remained stable at 27% at March 31, 2017 as compared to December 31, 2016. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, increased to 44% at March 31, 2017 from 43% at December 31, 2016.

Management's General Assessment

       We saw a very positive start to the year. While both our dialysis services and products business showed strong growth, our Care Coordination activities confirmed its high growth potential. We are shaping our activities in this area and expect the profitability to improve in the course of the year. We are clearly on track to deliver on our ambitious targets for 2017.

Report on Post-balance Sheet Date Events

       On April 28, 2017, we successfully closed the acquisition of Cura Day Hospital Group Pty Ltd. ("Cura") in Australia – the first step into Care Coordination outside the North America Segment. Cura generated €87 million in revenue for their 2016 fiscal year. Consolidation effects are already reflected in our outlook for 2017.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Outlook

       Below is a table showing our growth outlook for 2017. The outlook for 2017 is based on exchange rates prevailing at the beginning of 2017:

Targets 2017
Revenue(1)	Growth 8 – 10% (at Constant Exchange Rates)
Operating income(1)	Growth ≥ revenue growth
Delivered EBIT(1)	Growth ~ revenue growth
Net income(2)
Net income growth(1)(2)	7 – 9% (at Constant Exchange Rates)
Basic earnings per share growth(1)(2)	based on development of net income
Capital Expenditures	€1.1 – 1.2 billion
Acquisitions and investments	~ €0.75 billion
Net cash provided by (used in) operating activities in % of revenue	> 10%
Free cash flow in % of revenue	> 4%
Debt/EBITDA Ratio	< 2.5
ROIC	≥ 8.0%
Employees(3)	> 117,000
Research and development expenses	€150 – 160 million

(1) Targets 2017 exclude the effects of the agreement with the United States Departments of Veterans Affairs and Justice resolving reimbursement for services provided to veterans between January 2009 and February 2011.

(2) Net income attributable to shareholders of FMC AG & Co. KGaA

(3) Full-time equivalents

       We confirm the outlook above for 2017.

Recently Issued Accounting Standards

       Refer to Note 1 of the Notes to the Consolidated Financial Statements (unaudited) in this report for information regarding recently issued accounting standards.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements

Consolidated Statements of Income

(unaudited)

Consolidated Statements of Income
in € thousands, except per share data
	For the three months ended March 31,
	2017	2016
Revenue:
Health Care Services	3,769,339	3,198,606
Health Care Products	778,781	717,775

	4,548,120	3,916,381
Costs of revenue:
Health Care Services	2,630,241	2,308,766
Health Care Products	326,218	313,025

	2,956,459	2,621,791
Gross profit	1,591,661	1,294,590
Operating (income) expenses:
Selling, general and administrative	923,131	780,102
Research and development	32,136	34,424
Income from equity method investees	(14,885)	(16,852)

Operating income	651,279	496,916
Other (income) expense:
Interest income	(28,686)	(10,055)
Interest expense	121,414	105,599

Income before income taxes	558,551	401,372
Income tax expense	181,568	125,884
Net income	376,983	275,488
Net income attributable to noncontrolling interests	68,808	62,324

Net income attributable to shareholders of FMC-AG & Co. KGaA	308,175	213,164

Basic earnings per share	1.01	0.70

Fully diluted earnings per share	1.00	0.70

See accompanying notes to unaudited Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income

(unaudited)

Consolidated Statements of Comprehensive Income
in € thousands
	For the three months ended March 31,
	2017	2016
Net income	376,983	275,488

Other comprehensive income (loss):
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	(61,369)	(345,617)
Gain (loss) related to cash flow hedges	9,369	4,144
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	(2,978)	(1,305)

Other comprehensive income (loss), net of tax	(54,978)	(342,778)

Total comprehensive income	322,005	(67,290)
Comprehensive income attributable to noncontrolling interests	56,080	23,556

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	265,925	(90,846)

See accompanying notes to unaudited Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets

Consolidated Balance Sheets
in € thousands, except share data
	March 31, 2017	December 31, 2016
	(unaudited)	(audited)
Assets
Cash and cash equivalents	670,575	708,882
Trade accounts receivable less allowance for doubtful
accounts of €528.917 in 2017 and €482,461 in 2016	3,572,975	3,343,819
Accounts receivable from related parties	211,485	209,465
Inventories	1,345,215	1,337,477
Other current assets	1,276,389	1,284,306

Total current assets	7,076,639	6,883,949
Property, plant and equipment, net	3,593,992	3,579,626
Intangible assets	817,852	803,120
Goodwill	12,920,417	12,955,574
Deferred taxes	309,550	291,394
Investment in equity method investees	613,239	598,154
Other non-current assets	447,983	391,723

Total non-current assets	18,703,033	18,619,591

Total assets	25,779,672	25,503,540

Liabilities
Accounts payable	496,285	575,556
Accounts payable to related parties	271,412	264,069
Current provisions and other current liabilities	2,922,743	3,036,708
Short-term debt	696,698	572,010
Short-term debt from related parties	119,015	3,000
Current portion of long-term debt and capital lease obligations	715,439	724,218
Income tax payable	154,914	123,336

Total current liabilities	5,376,506	5,298,897
Long-term debt and capital lease obligations, less current portion	6,738,891	6,832,886
Non-current provisions and other non-current liabilities	1,051,420	1,027,983
Pension liabilities	524,214	512,539
Income tax payable	121,536	118,182
Deferred taxes	669,052	661,921

Total non-current liabilities	9,105,113	9,153,511

Total liabilities	14,481,619	14,452,408
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 385,913,972 shares authorized, 307,303,855 shares issued and 306,303,904 outstanding as of March 31, 2017 and 385,913,972 shares authorized, 307,221,791 issued and 306,221,840 outstanding as of December 31, 2016 respectively	307,304	307,222
Treasury stock, at cost	(50,993)	(50,993)
Additional paid-in capital	3,934,067	3,960,115
Retained earnings	6,378,960	6,085,876
Accumulated other comprehensive income (loss)	(366,813)	(324,563)

Total FMC-AG & Co. KGaA shareholders' equity	10,202,525	9,977,657
Noncontrolling interests	1,095,528	1,073,475

Total equity	11,298,053	11,051,132

Total liabilities and equity	25,779,672	25,503,540

See accompanying notes to unaudited Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows

(unaudited)

Consolidated Statements of Cash Flows
in € thousands
	For the three months ended March 31,
	2017	2016
Operating activities
Net income	376,983	275,488
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	189,908	165,326
Change in deferred taxes, net	(17,124)	(11,165)
(Gain) loss on sale of fixed assets and investments	3,143	808
Compensation expense related to share-based plans	14,607	5,092
Investments in equity method investees, net	(12,640)	(14,836)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(243,073)	(241,067)
Inventories	(11,690)	(17,461)
Other current and non-current assets	(25,660)	34,956
Accounts receivable from related parties	(2,127)	587
Accounts payable to related parties	8,086	69,864
Accounts payable, provisions and other current and non-current liabilities	(16,522)	(4,646)
Paid interest	(141,995)	(137,643)
Received interest	13,280	6,695
Income tax payable	187,225	81,931
Paid income taxes	(152,805)	(50,770)

Net cash provided by (used in) operating activities	169,596	163,159

Investing activities
Purchases of property, plant and equipment	(197,548)	(227,022)
Proceeds from sale of property, plant and equipment	2,480	3,557
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(160,211)	(82,630)
Proceeds from divestitures	299	196

Net cash provided by (used in) investing activities	(354,980)	(305,899)

Financing activities
Proceeds from short-term debt	144,118	259,083
Repayments of short-term debt	(13,692)	(52,669)
Proceeds from short-term debt from related parties	116,000	38,700
Proceeds from long-term debt and capital lease obligations	2,053	54
Repayments of long-term debt and capital lease obligations	(29,277)	(48,544)
Increase (decrease) of accounts receivable securitization program	(4,696)	(46,279)
Proceeds from exercise of stock options	4,436	2,309
Distributions to noncontrolling interests	(80,119)	(60,413)
Contributions from noncontrolling interests	7,562	12,068

Net cash provided by (used in) financing activities	146,385	104,309

Effect of exchange rate changes on cash and cash equivalents	692	(11,516)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents	(38,307)	(49,947)
Cash and cash equivalents at beginning of period	708,882	504,730

Cash and cash equivalents at end of period	670,575	454,783

See accompanying notes to unaudited Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders' Equity
For the three months ended March 31, 2017 and 2016 (unaudited)

Consolidated Statements of Shareholders' Equity

 in € thousands, except share data

							Accumulated other comprehensive income (loss)			Total FMC- AG & Co. KGaA shareholders' equity
	Ordinary Shares		Treasury Stock
	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings	Foreign currency translation	Cash Flow Hedges	Pensions		Noncontrolling interests	Total Equity
Balance at December 31, 2015	312,863,071	312,863	(7,548,951)	(384,966)	4,224,395	5,369,493	(364,636)	(55,271)	(232,311)	8,869,567	936,024	9,805,591
Proceeds from exercise of options and related tax effects	52,798	53	-	-	2,478	-	-	-	-	2,531	-	2,531
Compensation expense related to stock options	-	-	-	-	5,065	-	-	-	-	5,065	-	5,065
Withdrawal of treasury stock	(6,549,000)	(6,549)	6,549,000	333,973	(327,424)	-	-	-	-	-	-	-
Purchase/ sale of noncontrolling interests	-	-	-	-	1,177	-	-	-	-	1,177	8,416	9,593
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	(53,134)	(53,134)
Noncontrolling interests subject to put provisions	-	-	-	-	-	(42,902)	-	-	-	(42,902)	-	(42,902)
Net Income	-	-	-	-	-	213,164	-	-	-	213,164	62,324	275,488
Other comprehensive income (loss) related to:
Foreign currency translation	-	-	-	-	-	-	(319,306)	2,328	10,129	(306,849)	(38,768)	(345,617)
Cash flow hedges, net of related tax effects	-	-	-	-	-	-	-	2,839	-	2,839	-	2,839

Comprehensive income	-	-	-	-	-	-	-	-	-	(90,846)	23,556	(67,290)

Balance at March 31, 2016	306,366,869	306,367	(999,951)	(50,993)	3,905,691	5,539,755	(683,942)	(50,104)	(222,182)	8,744,592	914,862	9,659,454

Balance at December 31, 2016	307,221,791	307,222	(999,951)	(50,993)	3,960,115	6,085,876	(26,019)	(38,107)	(260,437)	9,977,657	1,073,475	11,051,132
Proceeds from exercise of options and related tax effects	82,064	82	-	-	4,014	-	-	-	-	4,096	-	4,096
Compensation expense related to stock options	-	-	-	-	2,163	-	-	-	-	2,163	-	2,163
Purchase/ sale of noncontrolling interests	-	-	-	-	(32,225)		-	-	-	(32,225)	17,337	(14,888)
Contributions from/ to noncontrolling interests	-	-	-	-	-		-	-	-	-	(51,364)	(51,364)
Noncontrolling interests subject to put provisions	-	-	-	-	-	(15,091)	-	-	-	(15,091)	-	(15,091)
Net Income	-	-	-	-	-	308,175	-	-	-	308,175	68,808	376,983
Other comprehensive income (loss) related to:
Foreign currency translation	-	-	-	-	-	-	(50,440)	18	1,781	(48,641)	(12,728)	(61,369)
Cash flow hedges, net of related tax effects	-	-	-	-	-	-	-	6,391	-	6,391	-	6,391

Comprehensive income	-	-	-	-	-	-	-	-	-	265,925	56,080	322,005

Balance at March 31, 2017	307,303,855	307,304	(999,951)	(50,993)	3,934,067	6,378,960	(76,459)	(31,698)	(258,656)	10,202,525	1,095,528	11,298,053

See accompanying notes to unaudited Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

1.    The Company and Basis of Presentation

The Company

       Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of the Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, is the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. The Company provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease ("ESRD"), as well as other health care services. The Company also develops and manufactures a full range of health care products, which includes dialysis and non-dialysis products. The Company's dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company's non-dialysis products include acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes certain of its other health care services as "Care Coordination." Care Coordination currently includes the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician nephrology and cardiology services, hospitalist and intensivist services, health plan services, ambulatory surgery center services and urgent care services, which, together with dialysis care and related services represent the Company's health care services.

       In these unaudited Consolidated Financial Statements, "FMC-AG & Co. KGaA," or the "Company" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation. "Management AG" and the "General Partner" refer to Fresenius Medical Care Management AG which is FMC-AG & Co. KGaA's general partner and is wholly owned by Fresenius SE. "Management Board" refers to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" refers to the supervisory board of FMC-AG & Co. KGaA. The term "North America Segment" refers to the North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of the Company's operating segments, see Note 13 "Segment and Corporate Information."

Basis of Presentation

       Since 1996, the Company has prepared and filed with the U.S. Securities and Exchange Commission ("SEC") Consolidated Financial Statements on Form 20-F in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Since 2007, the Company has also been required by German and European law to prepare Consolidated Financial Statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       In 2007, the Company adopted IFRS 1 and began publishing Consolidated Financial Statements based upon IFRS as adopted by the European Union with the federal gazette in Germany. The Company's effective date of transition to IFRS was January 1, 2006. As required by IFRS 1, The Company has applied all IFRS standards and interpretations that were effective as of December 31, 2007, the reporting date for the first IFRS consolidated Financial Statements for the year ending 31, 2007, consistently and retrospectively through the transition date.

       As of January 1, 2017, the Company will file its quarterly reports on 6-K and its Annual Report on 20-F solely in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and has discontinued preparing U.S. GAAP financial information. At March 31, 2017, there were no IFRS or International Financial Reporting Interpretation Committee ("IFRIC") interpretations as endorsed by the European Union relevant for interim reporting that differed from IFRS as issued by the IASB. As such, the accompanying condensed interim report complies with the requirements of International Accounting Standard ("IAS") 34, Interim Financial Reporting as well as with the rules concerning interim reporting as issued by the IASB.

       The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

       The results of operations for the three months ended March 31, 2017 are not necessarily indicative of the results of operations for the year ending December 31, 2017.

Recently Implemented Accounting Pronouncements

       The Company has prepared its Consolidated Financial Statements at March 31, 2017 in conformity with IFRS in force for the interim periods on January 1, 2017. In the first quarter of 2017, the Company did not apply any new standards which would be relevant for its business.

Recent Accounting Pronouncements Not Yet Adopted

       The IASB issued the following new standards which are relevant for the Company:

  •
  IFRS 15, Revenue from Contracts with Customers

  •
  IFRS 9, Financial Instruments

  •
  IFRS 16, Leases

  •
  Amendments to IAS 7, Statement of Cash Flows

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. This new standard specifies how and when companies reporting under IFRS will recognize revenue as well as providing users of financial statements with more informative and relevant disclosures. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. While this standard applies to nearly all contracts with customers, the main exceptions are leases, financial instruments and insurance contracts. In September 2015, the IASB issued the amendment "Effective Date of IFRS 15", which defers the effective date of IFRS 15 by one year to fiscal years beginning on or after January 1, 2018. Earlier adoption is permitted. The Company decided that IFRS 15 will not be adopted early and is currently evaluating the impact of IFRS 15, in conjunction with all amendments to the standard, on its Consolidated Financial Statements. Based on findings the Company obtained so far, it expects differences to the current accounting mainly in the calculation of the transaction price for health care services provided. IFRS 15 requires the consideration of implicit price concessions when determining the transaction price. This will lead to a corresponding decrease of revenue from health care services and thus, the implicit price concessions will no longer be included in selling, general and administrative expenses as an allowance for doubtful accounts. The first analysis of this issue showed a decrease of revenue by approximately 2-3% without any effect on net income. A more detailed quantification of the impact of IFRS 15 is not yet possible. The Company is also evaluating accounting policy options and transition methods of IFRS 15.

       In July 2014, the IASB issued a new version of IFRS 9, Financial Instruments. This IFRS 9 version is considered the final and complete version, thus, mainly replacing IAS 39 as soon IFRS 9 is applied. It includes all prior guidance on the classification and measurement of financial assets and financial liabilities as well as hedge accounting and introduces requirements for impairment of financial instruments as well as modified requirements for the measurement categories of financial assets. The impairment provisions reflect a model that relies on expected losses (expected loss model). This model comprises a two stage approach. Upon recognition an entity shall recognize losses that are expected within the next 12 months. If credit risk deteriorates significantly, from that point in time, impairment losses shall amount to lifetime expected losses. The provisions for classification and measurement are amended by introducing an additional third measurement category for certain debt instruments. Such instruments shall be measured at fair value with changes recognized in other comprehensive income (fair value through other comprehensive income). The standard is accompanied by additional disclosure requirements and is effective for fiscal years beginning on or after January 1, 2018. Earlier adoption is permitted. The Company decided that IFRS 9 will not be adopted early and is currently evaluating the impact on its Consolidated Financial Statements. In accordance with IAS 39, the majority of the non-derivative financial assets are measured at amortized costs. The analysis on the business model and the contractual cash flow characteristics of each instrument is still ongoing. The requirements on the classification and measurement of non-derivative financial liabilities have not changed significantly. Thus, the Company expects a limited impact on its Consolidated Financial Statements. Derivatives not designated as hedging instruments will continue to be classified and measured at fair value through profit and loss.

       The Company intends to implement the simplified method to determine the provisions for risks from trade accounts receivable, receivables from lease contracts and capitalized contract costs according to IFRS 15. A quantification of the impact is not yet possible. Based on currently available information, derivative financial instruments presently designated as hedging instruments are also qualified for hedge accounting according to the requirements of IFRS 9. The Company also evaluates accounting policy choices and transition methods of IFRS 9.

       In January 2016, the IASB issued IFRS 16, Leases, which supersedes the current standard on lease-accounting, IAS 17, as well as the interpretations IFRIC 4, SIC-15 and SIC-27. IFRS 16 significantly

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

improves lessee accounting. For all leases, a lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Depreciation of the right-of-use asset and interest on the lease liability must be recognized in the income statement for every lease contract. Therefore, straight-line rental expenses will no longer be shown. The lessor accounting requirements in IAS 17 are substantially carried forward. The standard is effective for fiscal years beginning on or after January 1, 2019. Earlier application is permitted for entities that have also adopted IFRS 15 Revenue from Contracts with Customers. The Company expects a balance sheet extension due to the on balance sheet recognition of right of use assets and liabilities for agreed lease payment obligations, currently classified as operating leases, resulting in particular from leased clinics and buildings. Based on a first impact analysis as of December 31, 2015, using certain assumptions and simplifications, the Company expects a financial debt increase of approximately €4,000,000. Referring to the consolidated statement of income, the Company expects an operating income improvement due to the split of rent expenses in depreciation and interest expenses, by having unchanged cash outflows. The Company also expects that its Leverage Ratio (debt as compared to EBITDA, Earnings before Interest, Taxes, Depreciation and Amortization, adjusted for acquisitions made during the year with a purchase price above a $50,000 threshold as defined in the Amended 2012 Credit Agreement and non-cash charges) will increase by about 0.5. The impact on the Company will depend on the contract portfolio at the effective date, as well as the transition method. Based on a first impact analysis, the Company decided to apply the modified retrospective method. Currently, the Company is evaluating the accounting policy options of IFRS 16.

       In January 2016, the IASB issued amendments to IAS 7, Statement of Cash Flows. The amendments are intended to improve the information related to the change in a company's debt by providing additional annual disclosures. The standard is effective for fiscal years beginning on or after January 1, 2017. Earlier application is permitted. The Company will initially present the amendments to IAS 7 in the Consolidated Financial Statements as of December 31, 2017.

       In the Company's view, all other pronouncements issued by the IASB do not have a material impact on the Consolidated Financial Statements, as expected.

2.    Notes to the Consolidated Statements of Income

a)   Research and Development Expenses

       Research and development expenses of €32,136 for the three months ended March 31, 2017 (for the three months ended March 31, 2016: €34,424) include expenditure for research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €104 (for the three months ended March 31, 2016: €418).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

b)   Earnings per Share

       The following table contains reconciliations of the numerators and denominators of the basic and fully diluted earnings per share computations for 2017 and 2016:

Reconciliation of Basic and Diluted Earnings per Share
in € thousands, except share and per share data
	For the three months ended March 31,
	2017	2016
Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	308,175	213,164

Denominators:
Weighted average number of shares outstanding	306,241,321	305,325,185
Potentially dilutive shares	519,712	563,182

Basic earnings per share	1.01	0.70
Fully diluted earnings per share	1.00	0.70

       By resolution of the Company's annual general meeting on May 12, 2011, the Company was authorized to conduct a share buy-back program to repurchase ordinary shares. The buy-back program commenced on May 20, 2013 and was completed on August 14, 2013 after 7,548,951 shares had been repurchased in the amount of €384,966. On February 16, 2016, the Company retired 6,549,000 of the repurchased shares from the buy-back program at an average weighted price of €51 per share.

3.    Related Party Transactions

       Fresenius SE is also the Company's largest shareholder and owns 30.8% of the Company's outstanding shares, excluding treasury shares held by the Company, at March 31, 2017. The Company has entered into certain arrangements for services, leases and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties. Financing arrangements as described in item b) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item c) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)   Service Agreements, Lease Agreements and Products

       The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

services, tax services and treasury management services. The Company also provides central purchasing services to the Fresenius SE Companies. These related party agreements generally have a duration of 1-5 years and are renegotiated on an as needed basis when the agreement comes due. The Company provides administrative services to one of its equity method investees.

       The Company is a party to real estate operating lease agreements with the Fresenius SE Companies, which mainly include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire in 2027.

       In addition to the above mentioned service and lease agreements, the Company sold products to the Fresenius SE Companies and made purchases from the Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

       In December 2010, the Company formed a renal pharmaceutical company with Galenica Ltd., named Vifor Fresenius Medical Care Renal Pharma Ltd., ("VFMCRP"), an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from VFMCRP.

       Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service Agreements, Lease Agreements and Products
in € thousands
	For the three months ended March 31, 2017		For the three months ended March 31, 2016		March 31, 2017		December 31, 2016
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts Receivables	Accounts Payables	Accounts Receivables	Accounts Payables
Service Agreements(1)
Fresenius SE	54	5,454	44	4,787	228	17,102	132	51
Fresenius SE affiliates	840	18,370	754	18,894	639	2,894	822	2,856
Equity method investees	4,236	-	4,451	-	2,214	-	2,506	-

Total	5,130	23,824	5,249	23,681	3,081	19,996	3,460	2,907

Lease Agreements
Fresenius SE	-	2,211	-	2,302	-	-	-	-
Fresenius SE affiliates	-	3,153	-	3,403	-	-	-	-

Total	-	5,364	-	5,705	-	-	-	-

Products
Fresenius SE	-	-	2	-	-	-	-	-
Fresenius SE affiliates	7,456	10,221	5,488	9,901	9,831	5,041	7,948	4,787
Equity method investees	-	98,363	-	100,359	-	62,514	-	55,329

Total	7,456	108,584	5,490	110,260	9,831	67,555	7,948	60,116

(1) In addition to the above shown Accounts Payable, Accrued Expenses for Service Agreements with related parties amounted to €1,914 and €3,359 at March 31, 2017 and December 31, 2016.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

b)   Financing

       The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of March 31, 2017 and December 31, 2016, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €198,573 and €197,883, respectively. As of March 31, 2017 and December 31, 2016, the Company had accounts payable to Fresenius SE related to short-term financing in the amount of €166,079 and €186,350, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate for the respective currencies.

       On August 19, 2009, the Company borrowed €1,500 from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 22, 2017 with an interest rate of 1.054%. On November 28, 2013, the Company borrowed an additional €1,500 with an interest rate of 1.875% from the General Partner. This loan is due on November 25, 2017 with an interest rate of 1.021%.

       At March 31, 2017 and December 31, 2016, a subsidiary of Fresenius SE held unsecured Senior Notes issued by the Company in the amount of €8,300 and €8,300, respectively. The Senior Notes were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each has a coupon rate of 5.25% with interest payable semiannually.

       At March 31, 2017, the Company received a one-month short term advance from Fresenius SE in the amount of €116,000 on an unsecured basis at an interest rate of 1.100%. On December 31, 2016 the Company provided a cash advance to Fresenius SE in the amount of €36,245 on an unsecured basis at an interest rate of 0.771% which was repaid on January 2, 2017. For further information on this loan agreement, see Note 7. "Short-Term Debt and Short-Term Debt from Related Parties – Short-Term Debt from Related Parties."

c)    Key Management Personnel

       Due to the legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

       The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €5,383 and €4,967, respectively, for its management services during the three months ended March 31, 2017 and 2016. As of March 31, 2017, the Company did not have any accounts receivable from the General Partner. As of December 31, 2016, the Company had accounts receivable from the General Partner in the amount of €174. As of March 31, 2017 and December 31, 2016, the Company had accounts payable to the General Partner in the amount of €17,782 and €14,696, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

4.    Cash and Cash Equivalents

       At March 31, 2017 and December 31, 2016, cash and cash equivalents consisted of the following:

Cash and cash equivalents
in € thousands
	March 31, 2017	December 31, 2016
Cash	658,207	667,139
Securities and Time deposits (with a maturity of up to 90 days)	12,368	41,743

Cash and cash equivalents	670,575	708,882

5.    Trade Accounts Receivable

       At March 31, 2017 and December 31, 2016, trade accounts receivable consisted of the following:

Trade accounts receivable, less allowance for doubtful accounts in € thousands
	March 31, 2017	December 31, 2016
Trade accounts receivable	4,101,892	3,826,280
less allowance for doubtful accounts	528,917	482,461

Trade accounts receivable, net	3,572,975	3,343,819

6.    Inventories

       At March 31, 2017 and December 31, 2016, inventories consisted of the following:

Inventories
in € thousands
	March 31, 2017	December 31, 2016
Finished goods	732,016	687,615
Health care supplies	326,897	362,307
Raw materials and purchased components	210,931	214,286
Work in process	75,371	73,269

Inventories	1,345,215	1,337,477

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

7.    Short-term Debt and Short-term Debt from Related Parties

       At March 31, 2017 and December 31, 2016, short-term debt and short-term debt from related parties consisted of the following:

Short-term Debt and Short-term Debt from Related Parties
in € thousands
	March 31, 2017	December 31, 2016
Borrowings under lines of credit	89,766	89,451
Commercial Paper Program	606,932	475,915
Other	-	6,644

Short-term debt	696,698	572,010
Short-term debt from related parties (see Note 3.b)	119,015	3,000

Short-term debt and short-term debt from related parties	815,713	575,010

       The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At March 31, 2017 and December 31, 2016, cash and borrowings under lines of credit in the amount of €313,728 and €325,485 were offset under this cash management system.

Commercial Paper Program

       Commercial paper programs are flexible financing instruments to obtain short-term funding on the money market. Typically, commercial paper maturities range from a few days up to under two years. The Company established a commercial paper program on January 19, 2016 under which short-term notes of up to €1,000,000 can be issued. At March 31, 2017 and December 31, 2016, the outstanding commercial paper amounted to €607,000 and €476,000, respectively.

Other

       At March 31, 2017, the Company did not have other debt outstanding. At December 31, 2016, the Company had €6,644 of other debt which was mainly related to fixed payments outstanding for acquisitions.

Short-term Debt from Related Parties

       The Company is party to an unsecured loan agreement with Fresenius SE under which the Company or its subsidiaries may request and receive one or more short-term advances up to an aggregate amount of

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

$400,000 until maturity on October 30, 2017. The interest on the advance(s) will be at a fluctuating rate per annum equal to LIBOR or EURIBOR as applicable plus an applicable margin. Advances can be repaid and reborrowed. At March 31, 2017, the Company received a one-month short term advance from Fresenius SE in the amount of €116,000. At December 31, 2016, there were no advances from Fresenius SE under this facility. For further information on short-term debt from related parties, see Note 3 b).

8.    Long-term Debt and Capital Lease Obligations

       As of March 31, 2017 and December 31, 2016, long-term debt and capital lease obligations consisted of the following:

Long-term Debt and Capital Lease Obligations
in € thousands
	March 31, 2017	December 31, 2016
Amended 2012 Credit Agreement	2,194,869	2,244,115
Senior Notes	4,620,861	4,670,786
Convertible Bonds	382,298	380,735
Accounts Receivable Facility	158,127	165,037
Capital lease obligations	43,742	43,775
Other	54,433	52,656

Long-term debt and capital lease obligations	7,454,330	7,557,104
Less current portion	(715,439)	(724,218)

Long-term debt and capital lease obligations, less current portion	6,738,891	6,832,886

Amended 2012 Credit Agreement

       The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at March 31, 2017 and December 31, 2016:

Amended 2012 Credit Agreement – Maximum Amount Available and Balance Outstanding
in thousands
	Maximum Amount Available March 31, 2017		Balance Outstanding March 31, 2017(1)
Revolving Credit USD	$1,000,000	€935,366	$42,948	€40,172
Revolving Credit EUR	€400,000	€400,000	€-	€-
USD Term Loan	$2,050,000	€1,917,501	$2,050,000	€1,917,501
EUR Term Loan	€246,000	€246,000	€246,000	€246,000

		€3,498,867		€2,203,673

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	Maximum Amount Available December 31, 2016		Balance Outstanding December 31, 2016(1)
Revolving Credit USD	$1,000,000	€948,676	$10,187	€9,664
Revolving Credit EUR	€400,000	€400,000	€-	€-
USD Term Loan	$2,100,000	€1,992,221	$2,100,000	€1,992,221
EUR Term Loan	€252,000	€252,000	€252,000	€252,000

		€3,592,897		€2,253,885

(1) Amounts shown are excluding debt issuance costs.

       At March 31, 2017 and December 31, 2016, the Company had letters of credit outstanding in the amount of $2,050 and $3,550 (€1,918 and €3,368), respectively, under the USD revolving credit facility, which are not included above as part of the balance outstanding at those dates, but which reduce available borrowings under the applicable revolving credit facility.

Accounts Receivable Facility

       The following table shows the available and outstanding amounts under the Accounts Receivable Facility at March 31, 2017 and at December 31, 2016:

Accounts Receivable Facility – Maximum Amount Available and Balance Outstanding
in thousands
	Maximum Amount Available March 31, 2017(1)		Balance Outstanding March 31, 2017(2)
Accounts Receivable Facility	$800,000	€748,293	$170,000	€159,012

	Maximum Amount Available December 31, 2016(1)		Balance Outstanding December 31, 2016(2)
Accounts Receivable Facility	$800,000	€758,941	$175,000	€166,018

(1) Subject to availability of sufficient accounts receivable meeting funding criteria.

(2) Amounts shown are excluding debt issuance costs.

       The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $15,647 and $15,647 at March 31, 2017 and December 31, 2016 (€14,636 and €14,844), respectively. These letters of credit are not included above as part of the balance outstanding at March 31, 2017 and December 31, 2016; however, they reduce available borrowings under the Accounts Receivable Facility.

9.    Supplementary Information on Capital Management

       The principle objectives of the Company's capital management strategy are to optimize the weighted average cost of capital and to achieve a balanced mix of shareholders' equity and financial debt. The

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

dialysis industry, in which the Company has a strong market position in global, growing and largely non-cyclical markets, is characterized by stable cash flows. Due to the Company's payors' mostly high credit quality, it is able to generate high, stable, predictable and sustainable cash flows.

       These generated cash flows allow the Company to utilize an extensive mix of financial liabilities.

       As of March 31, 2017 and December 31, 2016 equity and debt were as follows:

Shareholders' Equity, Financial Liabilities and Total Assets
in € thousands, unless otherwise specified
	March 31, 2017	December 31, 2016
Shareholders' equity, including noncontrolling interests	11,298,053	11,051,132
Financial debt	8,270,043	8,132,114
Total assets	25,779,672	25,503,540
Financial debt in % of total assets	32.1%	31.9%
Total equity in % of total assets	43.8%	43.3%

       A key financial performance indicator for the Company is the debt/EBITDA ratio which compares financial debt to EBITDA, for the last twelve months, adjusted for acquisitions made during the period with a purchase price above a $50,000 threshold (as defined in the Amended 2012 Credit Agreement) and other non-cash charges. This ratio was 2.5 as of March 31, 2017. Additionally, at both March 31, 2017 and December 31, 2016, the net debt/EBITDA ratio was 2.3.

       The Company is covered by the three leading rating agencies, Moody's, Standard & Poor's and Fitch. The Company currently has a BBB– rating from Standard & Poor's, a Ba1 rating from Moody's and a BBB– rating from Fitch.

Rating(1)
	Standard & Poor's	Moody's	Fitch
Corporate Credit Rating	BBB–	Ba1	BBB–
Outlook	stable	stable	stable

(1) A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

10.    Employee Benefit Plans

       The Company currently has five principal pension plans, one for German employees, three for French employees and the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company's pension obligations in Germany are unfunded. Each year FMCH contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. In 2017, FMCH did not have a minimum funding requirement. For the first three months of 2017, the Company voluntarily provided €309

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

to the defined benefit plan. For the remaining period of 2017, the Company expects further voluntarily contributions of €791.

       The following table provides the calculations of net periodic benefit cost for the three months ended March 31, 2017 and 2016, respectively.

Net Periodic Benefit Cost
in € thousands
	For the three months ended March 31,
	2017	2016
Service cost	7,107	6,390
Net interest cost	2,785	4,154

Net periodic benefit costs	9,892	10,544

11.    Commitments and Contingencies

Legal and Regulatory Matters

       The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

       On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that the numerous lawsuits pending in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH's acid concentrate products NaturaLyte® and GranuFlo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the United States District Court for the District of Massachusetts. See, In Re: Fresenius GranuFlo/NaturaLyte Dialysate Products Liability Litigation, Case No. 2013-md-02428. The Massachusetts state courts and the St. Louis City (Missouri) court subsequently established similar consolidated litigation for their cases. See, In Re: Consolidated Fresenius Cases, Case No. MICV 2013-03400-O (Massachusetts Superior Court, Middlesex County). Although similar cases were filed in other state courts, the Massachusetts federal and state courts and the St. Louis court are

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

responsible, together, for more than 95% of all cases. The lawsuits alleged generally that inadequate labeling and warnings for these products caused harm to patients. On February 17, 2016, the Company reached with a committee of plaintiffs' counsel and reported to the courts an agreement in principle for settlement of potentially all cases. The agreement in principle calls for the Company to pay $250,000 into a settlement fund in exchange for releases of substantially all the plaintiffs' claims, subject to the Company's right to void the settlement under certain conditions.

       As subsequently agreed and refined between the Company and the plaintiff committee, and ordered by the courts, plaintiffs may enforce the settlement and compel payment by the Company if the total of cases electing to participate in the settlement and dismissed by the courts with prejudice, voluntarily or involuntarily, comes to comprise 97% of all cases as defined under the agreement. The three primary courts entered "Lone Pine" orders requiring plaintiffs, on pain of dismissal, who have not elected to participate in the settlement to submit specific justification satisfactory to the courts for their complaints, including attorney verification of certain material factual representations and expert medical opinions relating to causation. The Company may elect to void the settlement if the 97% threshold is not achieved or if plaintiffs' non-participation falls into suspect patterns. For cases not participating in the settlement and not dismissed under Lone Pine orders, active litigation may resume in the discretion of their respective courts.

       The deadline for plaintiffs to elect participation in the settlement has passed, although the plaintiff committee and FMCH continue to entertain late requests for good cause by individual participants. Based on participation elections already received and Lone Pine orders already issued, the plaintiff committee and FMCH expect, and have advised the courts that they expect, the settlement to be consummated. However, because of difficulties and delays in assembling and verifying individual participation elections and in the courts' processing of individual Lone Pine dismissals for the required number of cases, the committee and FMCH have agreed that consummation will occur promptly upon sufficient verification of fulfillment of the participation threshold, providing only that consummation will not be required before June 1, 2017 and must occur by February 28, 2018. Court approval of the schedule revision is expected.

       FMCH believes that a significant number of cases, in various jurisdictions, will not participate in the settlement and will require some level of additional litigation activity in their respective trial courts to resolve. Appeals by plaintiffs are pending in the two bellwether cases (Ogburn and Dial) that have been tried, in both of which jury verdicts were entered in FMCH's favor.

       The Company's affected insurers have agreed to fund $220,000 of the settlement fund if the settlement is not voided, with a reservation of rights regarding certain coverage issues between and among the Company and its insurers. The Company has accrued a net expense of $60,000 for consummation of the settlement, including legal fees and other anticipated costs.

       Following entry of the agreement in principle, the Company's insurers in the AIG group and the Company each initiated litigation against the other, in New York and Massachusetts state courts respectively, relating to the AIG group's coverage obligations under applicable policies. The affected carriers have confirmed that the coverage litigation does not impact their commitment to fund $220,000 of the settlement with plaintiffs. In the coverage litigation, the AIG group seeks to reduce its obligation to less than $220,000 and to be indemnified by the Company for a portion of its $220,000 outlay; the Company seeks to confirm the AIG group's $220,000 funding obligation, to recover defense costs already incurred by the Company, and to compel the AIG group to honor defense and indemnification obligations, if any, required for resolution of cases not participating in the settlement.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Certain of the complaints in the GranuFlo®/NaturaLyte® litigation named combinations of FMC-AG & Co. KGaA, Management AG, Fresenius SE and Fresenius Management SE as defendants, in addition to FMCH and its domestic United States affiliates. The agreement in principle provides for dismissals and releases of claims encompassing the European defendants.

       Four institutional plaintiffs have filed complaints against FMCH or its affiliates under state deceptive practices statutes resting on certain background allegations common to the GranuFlo®/NaturaLyte® personal injury litigation, but seeking as remedy the repayment of sums paid to FMCH attributable to the GranuFlo®/NaturaLyte® products. These cases implicate different legal standards, theories of liability and forms of potential recovery from those in the personal injury litigation and their claims will not be extinguished by the personal injury litigation settlement described above. The four plaintiffs are the Attorneys General for the States of Kentucky, Louisiana and Mississippi and the commercial insurance company Blue Cross Blue Shield of Louisiana in its private capacity. See, State of Mississippi ex rel. Hood, v. Fresenius Medical Care Holdings, Inc., No. 14-cv-152 (Chancery Court, DeSoto County); State of Louisiana ex re. Caldwell and Louisiana Health Service & Indemnity Company v. Fresenius Medical Care Airline, 2016 Civ. 11035 (U.S.D.C. D. Mass.); Commonwealth of Kentucky ex rel. Beshear v. Fresenius Medical Care Holdings, Inc. et al., No. 16-CI-00946 (Circuit Court, Franklin County).

Other Litigation and Potential Exposures

       On February 15, 2011, a whistleblower (relator) action under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. See, United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleged that the Company sought and received reimbursement from government payors for serum ferritin and multiple forms of hepatitis B laboratory tests that were medically unnecessary or not properly ordered by a physician. Discovery on the relator's complaint closed in May 2015. Although the United States initially declined to intervene in the case, the government subsequently changed position. On April 3, 2017, the court allowed the government to intervene with respect only to certain Hepatitis B surface antigen tests performed prior to 2011, when Medicare reimbursement rules for such tests changed. The court rejected the government's request to conduct new discovery, but allowed FMCH to take discovery against the government as if the government had been intervened at the outset.

       On October 6, 2015, the Office of Inspector General of the United States Department of Health and Human Services ("OIG") issued a subpoena to the Company seeking information about utilization and invoicing by Fresenius Vascular Care facilities as a whole for a period beginning after the Company's acquisition of American Access Care LLC in October 2011 ("AAC"). The Company is cooperating in the government's inquiry, which is being managed by the United States Attorney for the Eastern District of New York. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

       The Company has received communications alleging conduct in countries outside the U.S. that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. The Company's Supervisory Board, through its Audit and Corporate Governance Committee is conducting investigations with the assistance of independent counsel. The Company voluntarily advised the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ"). The Company's

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

investigations and dialogue with the SEC and DOJ are ongoing. The Company is cooperating with the government investigations.

       The Company has identified and reported to the government, and has taken remedial actions including employee disciplinary actions with respect to, conduct that may result in monetary penalties or other sanctions under the FCPA or other anti-bribery laws. In addition, the Company's ability to conduct business in certain jurisdictions could be negatively impacted. The Company has recorded in prior periods a non-material accrual for an identified matter. Given the current status of the investigations and remediation activities, the Company cannot reasonably estimate the range of possible loss that may result from identified matters or from the final outcome of the investigations or remediation activities.

       The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to FCPA and other anti-bribery law compliance.

       In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians, including contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

       In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. See, Hawaii v. Liberty Dialysis – Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. The amount of the overpayment claimed by the State is approximately $8,000, but the State seeks civil remedies, interest, fines, and penalties against Liberty and FMCH under the Hawaii False Claims Act substantially in excess of the overpayment. FMCH filed third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel.

       On August 31 and November 25, 2015, respectively, FMCH received subpoenas from the United States Attorneys for the District of Colorado and the Eastern District of New York inquiring into FMCH's participation in and management of dialysis facility joint ventures in which physicians are partners. On March 20, 2017, FMCH received a subpoena in the Western District of Tennessee inquiring into certain of the operations of dialysis facility joint ventures with the University of Tennessee Medical Group, including joint ventures in which FMCH's interests were divested to Satellite Dialysis in connection with FMCH's acquisition of Liberty Dialysis in 2012. FMCH is cooperating in these investigations.

       On June 30, 2016, FMCH received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information about the use and management of pharmaceuticals including Velphoro® as well as FMCH's interactions with DaVita Healthcare Partners, Inc. The Company

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

understands that the subpoena relates to an investigation previously disclosed by DaVita and that the investigation encompasses DaVita, Amgen, and Sanofi. FMCH is cooperating in the investigation.

       On November 18, 2016, FMCH received a subpoena from the United States Attorney for the Eastern District of New York seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc., which FMCH acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, FMCH identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, FMCH terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee's conduct may subject the Company to liability for overpayments and penalties under applicable laws. The Company continues to cooperate in the government's ongoing investigation.

       On January 3, 2017, the Company received a subpoena from the United States Attorney for the District of Massachusetts inquiring into the Company's interactions and relationships with the American Kidney Fund ("AKF" or "the Fund"), including the Company's charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH is cooperating in the investigation, which the Company understands to be part of a broader investigation into charitable contributions in the medical industry.

       On December 14, 2016, CMS published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment" that would amend the Conditions for Coverage for dialysis providers, like Fresenius Medical Care North America ("FMCNA"). The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the AKF and therefore, could have resulted in those patients losing their individual market coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on the operating results of the Company.

       On January 25, 2017, a federal district court in Texas, responding to litigation initiated by a patient advocacy group and dialysis providers including FMCNA, preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.). The preliminary injunction is based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The preliminary injunction will remain in place in the absence of a contrary ruling by the district or appellate courts.

       CMS has requested, and been granted by the court, until June 23, 2017 to determine its position with respect to the subject matter of the litigation. The operation of charitable assistance programs is also receiving increased attention by state regulators, including State Departments of Insurance. The result may be a regulatory framework that differs from state to state. Even in the absence of the IFR or similar administrative actions, insurers are expected to continue to take steps to thwart the premium assistance provided to our patients for individual market plans as well as other insurance coverages. This would have a material adverse impact on the Company's operating results.

       From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The Company, like other healthcare providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the U.S. Food and Drug Administration ("FDA") and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to one pending FDA warning letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

       The Company operates many facilities and handles personal health information of its patients and beneficiaries throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable laws of other countries.

       Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

       The Company is also subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. With respect to other potential adjustments and disallowances of tax matters currently under review, the Company does not anticipate that an unfavorable ruling could have a material impact on its results of operations. The Company is not currently able to determine the timing of these potential additional tax payments.

       Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company's other known individual contingent liabilities is immaterial.

12.    Financial Instruments

       The Company applies IFRS 7 (Financial Instruments: Disclosures). Thereby the following categories according to IAS 39 (Financial Instruments: Recognition and Measurement) are relevant: financial assets at fair value through profit or loss, loans and receivables, financial liabilities at fair value through profit or loss as well as financial liabilities recognized at amortized cost and available for sale financial assets.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The following table demonstrates the combination between categories and classes as well as the classes allocated to the balance sheet items:

Classes

Categories	Cash and cash equivalents	Assets recognized at carrying amount	Liabilities recognized at carrying amount	Assets recognized at fair value	Liabilities recognized at fair value	Noncontrolling interests subject to put provisions	Derivatives not designated as hedging instruments	Derivatives designated as hedging instruments

Financial Assets at fair value through profit or loss							Other current and non-current assets

Loans and Receivables		Trade accounts receivable, Accounts receivable from related parties, Other current and non-current assets

Financial liabilities at fair value through profit or loss					Current and non-current provisions and other current and non-current liabilities		Current and non-current provisions and other current and non-current liabilities

Financial liabilities recognized at amortized cost			Accounts payable, Accounts payable to related parties, Short-term debt, Short-term debt from related parties, Long-term debt and capital lease obligations(1), Current provisions and other current liabilities

Available for sale financial assets				Other current assets and non-current assets

Not assigned to a category	Cash and cash equivalents	Other current and non-current assets	Long-term debt and capital lease obligations(2)			Other current and non-current liabilities		Other current and non-current assets, Current and non-current provisions and other current and non-current liabilities

(1) Excluding capital lease obligations

(2) Exclusively capital lease obligations

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Valuation of Financial Instruments

       The carrying amounts of financial instruments at March 31, 2017 and December 31, 2016, classified into categories according to IAS 39, can be seen in the following table.

Carrying Amount of Financial Instrument Categories
in € thousands
	March 31, 2017	December 31, 2016
Loans and Receivables	4,094,527	3,835,800
Financial Liabilities recognized at amortized cost	(10,177,399)	(10,210,287)
Financial Assets at fair value through profit or loss	88,278	132,406
Financial Liabilities at fair value through profit or loss	(344,700)	(339,701)
Available for sale financial assets(1)	321,444	256,437
Not assigned to a category	(224,396)	(194,176)

(1) The impact on the Consolidated Statements of Income and the Consolidated Statements of Shareholders' Equity is not material.

       The following table presents the carrying amounts and fair values of the Company's financial instruments at March 31, 2017 and December 31, 2016.

Carrying Amount and Fair Value of Financial Instruments
in € thousands
	March 31, 2017		December 31, 2016
	Carrying amount	Fair Value	Carrying amount	Fair Value
Non-derivative Financial Instruments
Cash and cash equivalents	670,575	670,575	708,882	708,882
Assets recognized at carrying amount(1)	4,253,524	4,253,524	3,987,806	3,987,806
Assets recognized at fair value	321,444	321,444	256,437	256,437
Liabilities recognized at carrying amount(2)	(10,221,141)	(10,811,599)	(10,254,062)	(10,754,495)
Liabilities recognized at fair value	(219,350)	(219,350)	(223,504)	(223,504)
Noncontrolling interests subject to put provisions	(1,009,344)	(1,009,344)	(1,007,733)	(1,007,733)
Derivative Financial Instruments
Derivatives not designated as hedging instruments	(37,072)	(37,072)	16,209	16,209
Derivatives designated as hedging instruments	(882)	(882)	(3,556)	(3,556)

(1) Not included are "Other current and non-current assets" that do not qualify as financial instruments (March 31, 2017: €843,828 and December 31, 2016: €850,630).

(2) Not included are "Current and non-current provisions and other current and non-current liabilities" that do not qualify as financial instruments (March 31, 2017: €1,434,078 and December 31, 2016: €1,429,344) .

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Non-derivative Financial Instruments

       The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

       Cash and cash equivalents are stated at nominal value which equals the fair value.

       Short-term financial instruments such as trade accounts receivable, accounts receivable from related parties, accounts payable, accounts payable to related parties and short-term debt as well as certain other financial instruments are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

       The fair value of available for sale financial assets quoted in an active market is based on price quotations at the period-end date (Level 1).

       Long-term debt is recognized at its carrying amount. The fair values of major long-term debt are calculated on the basis of market information (Level 2). Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

       Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of the individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company's expectation of these factors (Level 3). The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

       Noncontrolling interests subject to put provisions are recognized at their fair value. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors (Level 3). Additionally, there are put provisions that are valued by an external valuation firm. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue (Level 3). When applicable, the obligations are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these noncontrolling interest obligations may ultimately be settled could vary significantly from the Company's current estimates depending upon market conditions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Following is a roll forward of noncontrolling interests subject to put provisions at March 31, 2017 and December 31, 2016.

Noncontrolling interests subject to put provisions
in € thousands
	March 31, 2017	December 31, 2016
Beginning balance at January 1,	1,007,733	791,075
Contributions to noncontrolling interests	(32,023)	(169,260)
Purchase of noncontrolling interests	(8,388)	(1,785)
Sale of noncontrolling interests	6,297	53,919
Contributions from noncontrolling interests	1,088	29,144
Expiration of put provisions and other reclassifications	(1,991)	(8,814)
Changes in fair value of noncontrolling interests	5,670	115,627
Net income	44,438	164,515
Foreign Currency Translation	(13,480)	33,312

Ending balance as of March 31, 2017 and December 31, 2016	1,009,344	1,007,733

       Credit risk resulting from a decrease in the value of the Company's financing receivables and allowances on credit losses of financing receivables are immaterial.

Derivative Financial Instruments

Market Risk

       In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company's General Partner. On a quarterly basis, the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company's policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

       In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes ("economic hedges"). The Company does not use financial instruments for trading purposes. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

       To reduce the credit risk arising from derivatives the Company entered into Master Netting Agreements with banks. Through such agreements, positive and negative fair values of the derivative contracts could be offset against one another if a partner becomes insolvent. This offsetting is valid for transactions where the aggregate amount of obligations owed to and receivable from are not equal. If insolvency occurs, the party which owes the larger amount is obliged to pay the other party the difference between the amounts owed in the form of one net payment.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       These master netting agreements do not provide a basis for offsetting the fair values of derivative financial instruments in the statement of financial position as the offsetting criteria under IFRS are not satisfied.

       At March 31, 2017 and December 31, 2016, the Company had €7,154 and €24,312 of derivative financial assets subject to netting arrangements and €48,709 and €26,751 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of €104 and €13,673 as well as net liabilities of €41,659 and €16,112 at March 31, 2017 and December 31, 2016, respectively.

       In connection with the issuance of the Convertible Bonds in September 2014, the Company purchased share options. Any change in the Company's share price above the conversion price would be offset by a corresponding value change in the share options.

Foreign Exchange Risk Management

       The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes in accordance with Section 315a of the German Commercial Code ("HGB") the Company has chosen the euro as its reporting currency. Therefore, changes in the rate of exchange between the euro and the local currencies in which the financial statements of the Company's international operations are maintained, affect its results of operations and financial position as reported in its Consolidated Financial Statements.

       Additionally, individual subsidiaries are exposed to transactional risks mainly resulting from intercompany purchases between production sites and other subsidiaries with different functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the invoicing currencies and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. At March 31, 2017 and December 31, 2016, the Company had no foreign exchange options.

       Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in Accumulated Other Comprehensive Income ("AOCI"). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps to assure that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenue for those contracts that hedge product purchases and sales or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totalled €84,658 and €103,358 March 31, 2017 and December 31, 2016, respectively.

       The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies which do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these two cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totalled €1,839,956 and €1,407,611 at March 31, 2017 and December 31, 2016, respectively.

Interest Rate Risk Management

       The Company enters into derivatives, particularly interest rate swaps and, to a certain extent, interest rate options to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The euro-denominated interest rate swaps expire in 2019 and have a weighted average interest rate of 0.32%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

       The effective portion of gains and losses of derivatives designated as cash flow hedges is deferred in AOCI; the amount of gains and losses reclassified from AOCI are recorded in interest income and interest expenses.

       At March 31, 2017 and December 31, 2016, the notional amount of the euro-denominated interest rate swaps in place was €246,000 and €252,000.

       In addition, the Company also enters into interest rate hedges ("pre-hedges") in anticipation of future long-term debt issuance. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future long-term debt issuance and which could rise until the respective debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding long-term debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the debt. At March 31, 2017 and December 31, 2016, the Company had €31,103 and €35,814, respectively, related to settlements of pre-hedges deferred in AOCI, net of tax.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Derivative Financial Instruments Valuation

       The following table shows the carrying amounts of the Company's derivatives at March 31, 2017 and December 31, 2016.

Derivative Financial Instrument Valuation
in € thousands
	March 31, 2017		December 31, 2016
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	1,758	(1,483)	2,018	(4,101)
Non-current
Foreign exchange contracts	-	-	17	(76)
Interest rate contracts	-	(1,157)	-	(1,414)

Total	1,758	(2,640)	2,035	(5,591)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	9,021	(46,093)	37,743	(21,415)
Non-current
Foreign exchange contracts	-	-	-	(119)
Derivatives embedded in the Convertible Bonds	-	(79,257)	-	(94,663)
Share options to secure the Convertible Bonds	79,257	-	94,663	-

Total	88,278	(125,350)	132,406	(116,197)

(1) At March 31, 2017 and December 31, 2016, the valuation of the Company's derivatives was determined using Significant Other Observable Inputs (Level 2).

(2) Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

       The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Current provisions and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other non-current assets or Non-current provisions and other non-current liabilities, respectively.

       The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

       The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency. The fair value of the embedded derivative of the convertible bonds is calculated using

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

the difference between the market value of the convertible bond and the market value of an adequate straight bond discounted with the market interest rates as of the reporting date.

       The Company's own credit risk is incorporated in the fair value estimation of derivatives that are liabilities. Counterparty credit risk adjustments are factored into the valuation of derivatives that are assets. The Company monitors and analyses the credit risk from derivative financial instruments on a regular basis. For the valuation of derivative financial instruments, the credit risk is considered in the fair value of every individual instrument. The default probability is based upon the credit default swap spreads of each counterparty appropriate for the duration. The calculation of the credit risk considered in the valuation is performed by multiplying the default probability appropriate for the duration with the expected discounted cash flows of the derivative financial instrument.

The Effect of Derivatives on the Consolidated Financial Statements

       The following table shows the effect of derivatives on the Consolidated Financial Statements:

The Effect of Derivatives on the Consolidated Financial Statements
in € thousands
	Amount of Gain (Loss) recognized in AOCI on Derivatives (Effective Portion) for the three months ended March 31,
				Amount of (Gain) Loss reclassified from AOCI in Income (Effective Portion) for the three months ended March 31,
			Location of (Gain) Loss reclassified from AOCI in Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	2017	2016		2017	2016
Interest rate contracts	58	(3,172)	Interest income/expense	6,805	5,657
Foreign exchange contracts	1,568	2,095	Costs of Revenue	938	(436)

	1,626	(1,077)		7,743	5,221

		Amount of (Gain) Loss recognized in Income on Derivatives for the three months ended March 31,
Derivatives not designated as Hedging Instruments	Location of (Gain) Loss recognized in Income on Derivatives
		2017	2016
Foreign exchange contracts	Selling, general and administrative expense	20,717	24,229
Foreign exchange contracts	Interest income/expense	1,483	642
Derivatives embedded in the Convertible Bonds	Interest income/expense	(15,406)	(3,361)
Share options to secure the Convertible Bonds	Interest income/expense	15,406	3,361

		22,200	24,871

       At March 31, 2017, the Company had foreign exchange derivatives with maturities of up to 12 months and interest rate swaps with maturities of up to 31 months.

13.    Segment and Corporate Information

       The Company's operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how the Company manages its businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate IFRS measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters' overhead charges, including accounting and finance, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. The Company's global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment according to IFRS 8. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as Corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

       Information pertaining to the Company's segment and Corporate activities for the three months ended March 31, 2017 and 2016 is set forth below.

Segment and Corporate Information
in € thousands
	North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment	Segment Total	Corporate	Total
Three months ended March 31, 2017
Revenue external customers	3,374,842	613,687	377,545	177,409	4,543,483	4,637	4,548,120
Inter - segment revenue	674	-	19	57	750	(750)	-

Revenue	3,375,516	613,687	377,564	177,466	4,544,233	3,887	4,548,120

Operating income	525,815	114,479	81,835	14,405	736,534	(85,255)	651,279

Interest							(92,728)

Earnings before taxes							558,551
Depreciation and amortization	(105,007)	(30,453)	(11,655)	(4,508)	(151,623)	(38,285)	(189,908)
Income (loss) from equity method investees	14,808	(846)	804	119	14,885	-	14,885
Total assets	17,434,931	3,656,704	1,829,306	704,626	23,625,567	2,154,105	25,779,672
thereof investments in equity method investees	304,409	187,658	97,321	23,851	613,239	-	613,239
Capital expenditures, acquisitions and investments(1)(2)	263,642	37,691	7,426	7,938	316,697	41,062	357,759
Three months ended March 31, 2016
Revenue external customers	2,862,352	572,400	339,686	139,068	3,913,506	2,875	3,916,381
Inter - segment revenue	926	-	5	29	960	(960)	-

Revenue	2,863,278	572,400	339,691	139,097	3,914,466	1,915	3,916,381

Operating income	401,808	117,969	59,386	9,779	588,942	(92,026)	496,916

Interest							(95,544)

Earnings before taxes							401,372
Depreciation and amortization	(91,947)	(26,029)	(10,427)	(3,267)	(131,670)	(33,656)	(165,326)
Income (loss) from equity method investees	15,002	1,243	507	100	16,852	-	16,852
Total assets	15,399,683	3,035,763	1,570,782	577,543	20,583,771	2,263,076	22,846,847
thereof investments in equity method investees	248,875	190,785	95,847	23,794	559,301	-	559,301
Capital expenditures, acquisitions and investments(3)	220,935	26,355	7,778	4,347	259,415	50,237	309,652

(1) North America and EMEA acquisitions exclude €3,814 and – €13,731 respectively of non-cash acquisitions for 2017.

(2) Acquisitions of the last twelve months increased consolidated earnings in the amount of €5,637.

(3) North America and EMEA acquisitions exclude €7,595 and €10 of non-cash acquisitions for 2016.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

14.    Supplementary Cash Flow Information

       The following additional information is provided with respect to the Consolidated Statements of Cash Flows:

Supplementary Cash Flow Information
in € thousands
	For the three months ended March 31,
	2017	2016
Details for acquisitions:
Assets acquired	(155,397)	(65,389)
Liabilities assumed	6,137	-
Noncontrolling interest subject to put provisions	5,700	1,634
Noncontrolling interest	563	3,492
Non-cash consideration	(9,917)	7,605

Cash paid	(152,914)	(52,658)
Less cash acquired	383	2,179

Net cash paid for acquisitions	(152,531)	(50,479)
Cash paid for investments	(3,693)	(29,243)
Cash paid for intangible assets	(3,987)	(2,908)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	(160,211)	(82,630)

15.    Events Occurring after the Balance Sheet Date

       On April 28, 2017, the Company successfully closed the acquisition of Cura Day Hospital Group Pty Ltd. ("Cura") in Australia – the first step into Care Coordination outside the North America Segment. Cura generated €87,000 in revenue for their 2016 fiscal year.

       No further significant activities have taken place subsequent to the balance sheet date March 31, 2017 that have a material impact on the key figures and earnings presented. Currently, there are no other significant changes in the Company's structure, management, legal form or personnel.

16.    Supplemental Condensed Combining Information

       FMC Finance III S.A., a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, Fresenius Medical Care US Finance, Inc. ("US Finance") acquired substantially all of the assets of FMC Finance III S.A. and assumed its obligations, including the 6 7/8% Senior Notes and the related indenture. The 6 7/8% Senior Notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by FMCH and D-GmbH, together the ("Guarantor Subsidiaries"). The 6 7/8% Senior Notes and related guarantees were issued in an exchange

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

offer registered under the Securities Act of 1933. The financial statements in this report present the financial condition of the Company, on a consolidated basis at March 31, 2017 and December 31, 2016 and its results of operations and cash flows for the three-months periods ended March 31, 2017 and 2016. The following combining financial information for the Company is at March 31, 2017 and December 31, 2016 and for the three-months periods ended March 31, 2017 and 2016, segregated between US Finance as issuer, the Company, D-GmbH and FMCH as guarantors, and the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, the Company and the guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

Income Statement – Supplemental Condensed Combining Information
in € thousands
	For the three months ended March 31, 2017
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Revenue	-	-	439,052	-	4,873,614	(764,546)	4,548,120
Costs of revenue	-	-	276,873	-	3,447,267	(767,681)	2,956,459

Gross profit	-	-	162,179	-	1,426,347	3,135	1,591,661

Operating (income) expenses:
Selling, general and administrative(1)	-	36,666	54,582	(15,104)	831,554	548	908,246
Research and development	-	-	13,750	-	17,732	654	32,136

Operating (loss) income	-	(36,666)	93,847	15,104	577,061	1,933	651,279

Other (income) expense:
Interest, net	(1,709)	37,249	129	65,740	(8,681)	-	92,728
Other, net	-	(404,032)	60,884	(266,960)	-	610,108	-

Income (loss) before income taxes	1,709	330,117	32,834	216,324	585,742	(608,175)	558,551
Income tax expense (benefit)	620	21,942	28,213	(19,976)	225,167	(74,398)	181,568

Net income (loss)	1,089	308,175	4,621	236,300	360,575	(533,777)	376,983
Net income (loss) attributable to noncontrolling interests	-	-	-	-	68,808	-	68,808

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	1,089	308,175	4,621	236,300	291,767	(533,777)	308,175

(1) Selling, general and administrative is presented net of income from equity method investees.

Income Statement – Supplemental Condensed Combining Information
in € thousands
	For the three months ended March 31, 2016
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Revenue	-	-	413,054	-	4,224,541	(721,214)	3,916,381
Costs of revenue	-	-	284,448	-	3,052,966	(715,623)	2,621,791

Gross profit	-	-	128,606	-	1,171,575	(5,591)	1,294,590

Operating (income) expenses:
Selling, general and administrative(1)	-	52,118	44,358	(60,605)	718,888	8,491	763,250
Research and development	-	-	21,015	-	13,409	-	34,424

Operating (loss) income	-	(52,118)	63,233	60,605	439,278	(14,082)	496,916

Other (income) expense:
Interest, net	(1,606)	41,871	(328)	53,118	2,489	-	95,544
Other, net	-	(312,611)	57,494	(179,453)	-	434,570	-

Income (loss) before income taxes	1,606	218,622	6,067	186,940	436,789	(448,652)	401,372
Income tax expense (benefit)	583	5,458	24,087	2,954	149,978	(57,176)	125,884

Net income (loss)	1,023	213,164	(18,020)	183,986	286,811	(391,476)	275,488
Net income (loss) attributable to noncontrolling interests	-	-	-	-	62,324	-	62,324

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	1,023	213,164	(18,020)	183,986	224,487	(391,476)	213,164

(1) Selling, general and administrative is presented net of income from equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Comprehensive Income Statement – Supplemental Condensed Combining Information
in € thousands
	For the three months ended March 31, 2017
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	1,089	308,175	4,621	236,300	360,575	(533,777)	376,983

Other comprehensive income (loss):
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	(1,108)	-	-	(83,295)	21,269	1,765	(61,369)
Gain (loss) related to cash flow hedges	-	6,864	(488)	-	2,993	-	9,369
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	-	1,969	(143)	-	(4,804)	-	(2,978)

Other comprehensive income (loss), net of tax	(1,108)	8,833	(631)	(83,295)	19,458	1,765	(54,978)

Total comprehensive income	(19)	317,008	3,990	153,005	380,033	(532,012)	322,005
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	56,080	56,080

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	(19)	317,008	3,990	153,005	380,033	(588,092)	265,925

Comprehensive Income Statement – Supplemental Condensed Combining Information
in € thousands
	For the three months ended March 31, 2016
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	1,023	213,164	(18,020)	183,986	286,811	(391,476)	275,488

Other comprehensive income (loss):
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	(3,182)	-	-	(261,170)	(81,265)	-	(345,617)
Gain (loss) related to cash flow hedges	-	2,486	-	-	1,658	-	4,144
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	-	(707)	-	-	(598)	-	(1,305)

Other comprehensive income (loss), net of tax	(3,182)	1,779	-	(261,170)	(80,205)	-	(342,778)

Total comprehensive income	(2,159)	214,943	(18,020)	(77,184)	206,606	(391,476)	(67,290)
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	23,556	23,556

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	(2,159)	214,943	(18,020)	(77,184)	206,606	(415,032)	(90,846)

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Balance Sheet – Supplemental Condensed Combining Information

 in € thousands

	At March 31, 2017
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Assets
Cash and cash equivalents	1	419	524	-	980,936	(311,305)	670,575
Trade accounts receivable, less allowance for doubtful accounts	-	-	147,975	-	3,425,606	(606)	3,572,975
Accounts receivable from related parties	1,168,250	2,550,045	744,918	1,212,101	3,311,857	(8,775,686)	211,485
Inventories	-	-	247,924	-	1,268,647	(171,356)	1,345,215
Other current assets	-	35,319	56,491	125	1,200,109	(15,655)	1,276,389

Total current assets	1,168,251	2,585,783	1,197,832	1,212,226	10,187,155	(9,274,608)	7,076,639
Property, plant and equipment, net	-	575	251,451	-	3,439,031	(97,065)	3,593,992
Intangible assets	-	519	44,939	-	767,452	4,942	817,852
Goodwill	-	-	50,193	-	12,870,224	-	12,920,417
Deferred taxes	-	109,326	46,101	-	164,803	(10,680)	309,550
Other non-current assets(1)	-	12,718,330	34,289	14,060,539	5,450,112	(31,202,048)	1,061,222

Total non-current assets	-	12,828,750	426,973	14,060,539	22,691,622	(31,304,851)	18,703,033

Total assets	1,168,251	15,414,533	1,624,805	15,272,765	32,878,777	(40,579,459)	25,779,672

Liabilities
Accounts payable	-	494	26,080	-	469,711	-	496,285
Accounts payable to related parties	-	259,945	564,961	1,554,431	5,916,496	(8,024,421)	271,412
Current provisions and other current liabilities	11,068	67,595	139,887	129,903	2,591,632	(17,342)	2,922,743
Short-term debt	-	920,769	-	-	89,657	(313,728)	696,698
Short-term debt from related parties	-	1,098,635	-	-	-	(979,620)	119,015
Current portion of long-term debt and capital lease obligations	469,028	24,000	1,287	187,073	34,051	-	715,439
Income tax payable	-	45,315	-	-	118,016	(8,417)	154,914

Total current liabilities	480,096	2,416,753	732,215	1,871,407	9,219,563	(9,343,528)	5,376,506
Long term debt and capital lease obligations, less current portion	607,988	593,000	4,574	1,758,697	6,507,099	(2,732,467)	6,738,891
Long term debt from related parties	-	2,091,118	-	3,399,897	-	(5,491,015)	-
Non-current provisions and other non-current liabilities	-	81,730	3,509	361,465	589,801	14,915	1,051,420
Pension liabilities	-	19,531	367,592	-	171,953	(34,862)	524,214
Income tax payable	1,531	9,876	-	-	21,083	89,046	121,536
Deferred taxes	-	-	-	-	716,550	(47,498)	669,052

Total non-current liabilities	609,519	2,795,255	375,675	5,520,059	8,006,486	(8,201,881)	9,105,113

Total liabilities	1,089,615	5,212,008	1,107,890	7,391,466	17,226,049	(17,545,409)	14,481,619
Shareholders' equity
Total FMC-AG & Co. KGaA shareholders' equity	78,636	10,202,525	516,915	7,881,299	14,557,200	(23,034,050)	10,202,525
Noncontrolling interests	-	-	-	-	1,095,528	-	1,095,528

Total equity	78,636	10,202,525	516,915	7,881,299	15,652,728	(23,034,050)	11,298,053

Total liabilities and equity	1,168,251	15,414,533	1,624,805	15,272,765	32,878,777	(40,579,459)	25,779,672

(1) Other non-current assets are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Balance Sheet – Supplemental Condensed Combining Information

 in € thousands

	At December 31, 2016
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Assets
Cash and cash equivalents	0	36,246	937	-	960,940	(289,241)	708,882
Trade accounts receivable, less allowance for doubtful accounts	-	-	144,237	-	3,200,187	(605)	3,343,819
Accounts receivable from related parties	-	76,277	47,376	174	99,695	(14,057)	209,465
Inventories	1,201,336	1,771,563	943,640	2,223,743	5,040,831	(9,843,636)	1,337,477
Other current assets	-	-	225,989	-	1,231,300	(172,983)	1,284,306

Total current assets	1,201,336	1,884,086	1,362,179	2,223,917	10,532,953	(10,320,522)	6,883,949
Property, plant and equipment, net	-	616	259,977	-	3,416,538	(97,505)	3,579,626
Intangible assets	-	623	42,858	-	754,697	4,942	803,120
Goodwill	-	-	50,193	-	12,905,381	-	12,955,574
Deferred taxes	-	107,013	45,910	-	168,985	(30,514)	291,394
Other non-current assets	-	13,280,665	34,337	12,973,408	6,864,628	(32,163,161)	989,877

Total non-current assets(1)	-	13,388,917	433,275	12,973,408	24,110,229	(32,286,238)	18,619,591

Total assets	1,201,336	15,273,003	1,795,454	15,197,325	34,643,182	(42,606,760)	25,503,540

Liabilities
Accounts payable	-	1,210	24,016	-	550,330	-	575,556
Accounts payable to related parties	-	343,096	767,031	1,586,440	6,414,326	(8,846,824)	264,069
Current provisions and other current liabilities	28,243	37,179	120,275	142,943	2,722,315	(14,247)	3,036,708
Short-term debt	-	801,442	-	-	96,053	(325,485)	572,010
Short-term debt from related parties	-	1,243,224	-	-	-	(1,240,224)	3,000
Current portion of long-term debt and capital lease obligations	476,872	24,000	1,218	189,735	32,393	-	724,218
Income tax payable	-	9,876	-	-	113,460	-	123,336

Total current liabilities	505,115	2,460,027	912,540	1,919,118	9,928,877	(10,426,780)	5,298,897
Long term debt and capital lease obligations, less current portion	616,640	596,292	4,329	1,799,119	6,093,769	(2,277,263)	6,832,886
Long term debt from related parties	-	2,091,118	-	3,079,893	-	(5,171,011)	-
Non-current provisions and other non-current liabilities	-	97,329	3,628	389,388	522,723	14,915	1,027,983
Pension liabilities	-	19,059	362,193	-	166,149	(34,862)	512,539
Income tax payable	926	31,521	-	-	(2,247)	87,982	118,182
Deferred taxes	-	-	-	-	691,094	(29,173)	661,921

Total non-current liabilities	617,566	2,835,319	370,150	5,268,400	7,471,488	(7,409,412)	9,153,511

Total liabilities	1,122,681	5,295,346	1,282,690	7,187,518	17,400,365	(17,836,192)	14,452,408
Shareholders' equity
Total FMC-AG & Co. KGaA shareholders' equity	78,655	9,977,657	512,764	8,009,807	16,169,342	(24,770,568)	9,977,657
Noncontrolling interests	-	-	-	-	1,073,475	-	1,073,475

Total equity	78,655	9,977,657	512,764	8,009,807	17,242,817	(24,770,568)	11,051,132

Total liabilities and equity	1,201,336	15,273,003	1,795,454	15,197,325	34,643,182	(42,606,760)	25,503,540

(1) Other non-current assets are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Statement of Cash Flows – Supplemental Condensed Combining Information
in € thousands
	For the three months ended March 31, 2017
	Issuer	Guarantors
	FMC US Finance	FMC – AG & Co. KGaA	D–GmbH	FMCH	Non– Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	1,089	308,175	4,621	236,300	360,575	(533,777)	376,983
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	459,394	-	(266,960)	-	(192,434)	-
Depreciation and amortization	-	166	15,360	-	182,014	(7,632)	189,908
Change in deferred taxes, net	-	(5,128)	(1)	-	(13,189)	1,194	(17,124)
(Gain) loss on sale of fixed assets and investments	-	(301)	(64)	-	3,508	-	3,143
Compensation expense related to share-based plans	-	2,163	-	-	12,444	-	14,607
Investments in equity method investees, net	-	-	-	-	(12,640)	-	(12,640)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	(3,738)	-	(239,335)	-	(243,073)
Inventories	-	-	(21,935)	-	13,281	(3,036)	(11,690)
Other current and non-current assets	(19,713)	58,432	(6,328)	(20,589)	(329,116)	291,654	(25,660)
Accounts receivable from / payable to related parties	18,038	(898,811)	101,121	1,008,602	(958,506)	735,515	5,959
Accounts payable, provisions and other current and non-current liabilities	16,846	11,666	23,125	6,012	(74,171)	-	(16,522)
Paid interest	(33,692)	(5,218)	(262)	(11,454)	(91,369)	-	(141,995)
Received interest	19,713	14,213	866	31,054	(52,566)	-	13,280
Income tax payable	620	25,842	-	(19,976)	180,739	-	187,225
Paid income taxes	-	(12,049)	-	-	(133,403)	(7,353)	(152,805)

Net cash provided by (used in) operating activities	2,901	(41,456)	112,765	962,989	(1,151,734)	284,131	169,596

Investing Activities:
Purchases of property, plant and equipment	-	(20)	(9,954)	-	(195,107)	7,533	(197,548)
Proceeds from sale of property, plant and equipment	-	-	136	-	2,344	-	2,480
Disbursement of loans to related parties	-	(225,344)	-	(481,728)	846,744	(139,672)	-
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	-	(2,273)	(397)	188	(160,302)	2,573	(160,211)
Proceeds from divestitures	-	-	-	-	299	-	299

Net cash provided by (used in) investing activities	-	(227,637)	(10,215)	(481,540)	493,978	(129,566)	(354,980)

Financing Activities:
Short–term debt, net	-	235,311	(103,276)	-	428,119	(313,728)	246,426
Long–term debt and capital lease obligations, net	(2,900)	(6,000)	313	276,848	(435,157)	139,672	(27,224)
Increase (decrease) of accounts receivable securitization program	-	-	-	-	(4,696)	-	(4,696)
Proceeds from exercise of stock options	-	3,955	-	-	481	-	4,436
Capital increase (decrease)	-	-	-	(758,297)	760,870	(2,573)	-
Distributions to noncontrolling interest	-	-	-	-	(80,119)	-	(80,119)
Contributions from noncontrolling interest	-	-	-	-	7,562	-	7,562

Net cash provided by (used in) financing activities	(2,900)	233,266	(102,963)	(481,449)	677,060	(176,629)	146,385

Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	692	-	692

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	1	(35,827)	(413)	-	19,996	(22,064)	(38,307)
Cash and cash equivalents at beginning of period	0	36,246	937	-	960,940	(289,241)	708,882

Cash and cash equivalents at end of period	1	419	524	-	980,936	(311,305)	670,575

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Statement of Cash Flows – Supplemental Condensed Combining Information
in € thousands
	For the three months ended March 31, 2016
	Issuer	Guarantors
	FMC US Finance	FMC – AG & Co. KGaA	D–GmbH	FMCH	Non– Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	1,023	213,166	10,253	183,987	258,535	(391,476)	275,488
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(186,846)	-	(179,453)	-	366,299	-
Depreciation and amortization	-	192	13,182	-	158,434	(6,482)	165,326
Change in deferred taxes, net	-	(7,279)	(3,853)	-	21	(54)	(11,165)
(Gain) loss on sale of fixed assets and investments	-	(13)	(63)	-	884	-	808
(Write Up) write-off loans from related parties	-	(372)	(4,833)	-	(0)	5,205	-
Compensation expense related to share-based plans	-	5,065	-	-	27	-	5,092
Investments in equity method investees, net	-	-	-	-	(14,836)	-	(14,836)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	(4,773)	-	(237,575)	1,281	(241,067)
Inventories	-	-	(25,020)	-	1,544	6,015	(17,461)
Other current and non-current assets	(19,003)	42,467	(12,326)	(96,266)	62,871	57,213	34,956
Accounts receivable from / payable to related parties	17,427	(370,780)	98,770	7,427	330,104	(12,497)	70,451
Accounts payable, provisions and other current and non-current liabilities	16,277	19,016	24,021	5,068	(69,028)	-	(4,646)
Paid interest	(32,554)	(6,191)	(154)	(9,678)	(89,066)	-	(137,643)
Received interest	19,003	9,246	939	30,961	2,932	(56,386)	6,695
Income tax payable	583	14,888	-	2,954	65,133	(1,627)	81,931
Paid income taxes	-	(11,442)	-	-	(39,328)	-	(50,770)

Net cash provided by (used in) operating activities	2,756	(278,883)	96,143	(55,000)	430,652	(32,509)	163,159

Investing Activities:
Purchases of property, plant and equipment	-	(82)	(19,632)	-	(213,896)	6,588	(227,022)
Proceeds from sale of property, plant and equipment	-	18	122	-	3,417	-	3,557
Disbursement of loans to related parties	-	9,473	-	103,445	(1)	(112,917)	-
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	-	(15,638)	(41)	(454)	(82,135)	15,638	(82,630)
Proceeds from divestitures	-	-	-	-	196	-	196

Net cash provided by (used in) investing activities	-	(6,229)	(19,551)	102,991	(292,419)	(90,691)	(305,899)

Financing Activities:
Short–term debt, net	-	289,112	(81,235)	-	84,154	(46,917)	245,114
Long–term debt and capital lease obligations, net	(2,757)	(6,000)	-	(47,992)	(104,659)	112,918	(48,490)
Increase (decrease) of accounts receivable securitization program	-	-	-	-	(46,279)	-	(46,279)
Proceeds from exercise of stock options	-	1,728	-	-	581	-	2,309
Dividends paid	-	-	-	-	(14,594)	14,594	-
Capital increase (decrease)	-	-	-	-	3,142	(3,142)	-
Distributions to noncontrolling interest	-	-	-	-	(60,413)	-	(60,413)
Contributions from noncontrolling interest	-	-	-	-	12,068	-	12,068

Net cash provided by (used in) financing activities	(2,757)	284,840	(81,235)	(47,992)	(126,000)	77,453	104,309

Effect of exchange rate changes on cash and cash equivalents	(1)	-	-	1	(11,516)	-	(11,516)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(2)	(272)	(4,643)	-	717	(45,747)	(49,947)
Cash and cash equivalents at beginning of period	2	411	4,643	-	500,085	(411)	504,730

Cash and cash equivalents at end of period	0	139	-	-	500,802	(46,158)	454,783

Quantitative and Qualitative Disclosures About Market Risk

       As of January 1, 2017, the Company migrated to reporting in accordance with International Financial Reporting Standards ("IFRS") as adopted by the International Accounting Standards Board ("IASB"). During the period ended March 31, 2017, no material changes occurred to the information presented in Note 23 "Financial Instruments" of the Company's Consolidated Financial Statements in accordance with IFRS, as adopted in the European Union, for the year ended December 31, 2016.

 Controls and Procedures

       The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting, and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's general partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner's Management Board, including the General Partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

       During the three-month period ended March 31, 2017, our Supervisory Board, through its Audit and Corporate Governance Committee, conducted investigations, with the assistance of independent counsel, into allegations of conduct outside the U.S. that may violate the U.S. Foreign Corrupt Practices Act or other anti-bribery laws. For information with respect to compliance investigations, see Note 11 of the Notes to the Consolidated Financial Statements (unaudited), "Commitments and Contingencies – Legal and Regulatory Matters – Other Litigation and Potential Exposures," presented elsewhere in this Report. The Company is implementing enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws.

 OTHER INFORMATION

Legal and Regulatory Matters

       The information in Note 11 of the Notes to Consolidated Financial Statements (Unaudited), "Commitments and Contingencies" presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.

31.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

       DATE: May 4, 2017

FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner
By: /s/ RICE POWELL
Name:	Rice Powell
Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By: /s/ MICHAEL BROSNAN
Name:	Michael Brosnan
Title:	Chief Financial Officer and member of the Management Board of the General Partner